UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Gin & Luck Inc.

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    June 9, 2017

Physical Address of Issuer:

1604 Philadelphia Pike, Suite 263, Wilmington, Delaware 19809

Website of Issuer:

www.ginandluck.com

Is there a co-issuer? _____x_ yes ___ no.

Name of Co-Issuer:

Gin & Luck CF SPV LLC

Legal status of Co-Issuer:

    Form:

    Limited Liability Company

    Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

December 11, 2023

Physical Address of Co-Issuer:

1604 Philadelphia Pike, Suite 263, Wilmington, Delaware 19809

Website of Co-Issuer:

None

Current Number of Employees: 161

	Most recent fiscal year-end (2025)*	Prior fiscal year-end (2024)*
Total Assets	$14,302,298	$11,398,930
Cash & Cash Equivalents	$719,294	$649,273
Accounts Receivable	$616,603	$904,390
Short-term Debt	$5,922,837	$5,563,311
Long-term Debt	$6,583,141	$4,265,324
Revenues/Sales	$15,399,951	$13,590,220
Cost of Goods Sold	$3,084,696	$2,960,256
Taxes Paid	$0	$0
Net Income	($4,146,232)	($3,368,524)

* Reflects the consolidated financial results for the Company, Gin & Luck Inc., subsidiaries, and the Co-Issuer, Gin & Luck CF SPV LLC, on a consolidated basis, for the periods noted. Financials for the Company are attached hereto as Exhibit A and made a part hereof.

April 30, 2026

FORM C-AR

Gin & Luck Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Gin & Luck Inc., a Delaware corporation ("**Gin & Luck**", the "**Company**," "**we**," "**us**", or "**our**"), for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission (the "**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any document or literature. The Company is filing this Form C-AR pursuant to Regulation Crowdfunding ("Regulation CF") (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.ginandluck.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the securities sold in the Company's Regulation CF offerings by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control), and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

TABLE OF CONTENTS

SUMMARY

The following is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

The Company

Gin & Luck Inc. is a subchapter-C corporation organized on October 8, 2020, under the laws of the State of Delaware, and operating virtually throughout the United States.

The Company is located at 1604 Philadelphia Pike, Suite 263, Wilmington, Delaware 19809.

The Company's website is www.ginandluck.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

The Company's business is to create experiences and connect people through cocktail-anchored hospitality. Today, the Company operates six (6) bar locations under the Death & Co and Close Company brands. In addition, the Company provides consulting, management, licensing, and hotel-related services within the food and beverage industry, and generates revenue from the sale of ready-to-drink beverages, bar-related products, branded merchandise, and cocktail books. The Company conducts business and sells its products and services over the internet and through its brick-and-mortar establishments.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have suffered substantial losses for the fiscal year ending on December 31, 2025 and the fiscal year ending December 31, 2024.

We have sustained losses for the year ending on December 31, 2025 in the amount of $4,146,232, and have an accumulated deficit of $14,589,974 as of December 31, 2025. Likewise, we sustained losses for the year ending on December 31, 2024, in the amount of $3,368,524, and had an accumulated deficit of $10,443,742 as of December 31, 2024. As such, the Company's ability to continue as a going concern is dependent on its ability to obtain additional financing, including operations to meet its obligations. The Company has not achieved positive cash flows from operations to date and expects to continue to incur operating losses. While the Company anticipates that proceeds from its securities offerings and other financing activities may provide sufficient liquidity in the near term, there can be no assurance that such funding will be available on favorable terms, or at all. If the Company is unable to obtain additional capital or achieve sufficient operating cash flows, it may be required to delay, scale back, or discontinue its operations, which would materially and adversely affect the Company and the Securities

A majority of the company is owned by a small number of owners.

A small group of individuals and entities own the majority of the Company's voting stock. Further, these individuals will be able to choose four of the six members of the Company's Board of Directors. Subject to any fiduciary duties owed to other owners or investors under Delaware law, these owners will have significant control over the Company's management and policies and may be able to exercise significant influence over matters requiring owner approval, including the approval of significant Company transactions. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquisition of the Company. This could in turn reduce the price potential acquirers are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition, or results of operations may be adversely affected.

If we are unable to anticipate consumer preferences and successfully develop and introduce new, innovative, and updated products, we may not be able to maintain or increase our sales or achieve profitability.

We believe the Company has assembled a quality team to grow the Company. However, it is possible that the Company will not be able to successfully implement future components of the business model. If the Company is unable to operationalize future components of the business model, or the market does not respond positively to them, then our business plan may be at risk of failure despite any corrective actions we may take. Furthermore, as discussed above, the Company may make changes to its business, including its products and services, for any number of reasons and customers may choose to no longer visit our locations or purchase our products and services. Our success depends on our ability to timely identify and originate product trends as well as to anticipate and react to changing consumer preferences. Due to our broad and diverse customer base, we must offer an array of products and services that appeal to a broad spectrum of consumer preferences. If we fail to accurately predict shifts in consumer preferences, to identify long-term trends, or to introduce new and improved products and services to cater to a wide variety of consumer preferences and trends, our sales could decline, which could materially and adversely affect our product sales, financial condition, and results of operations.

We rely on other companies to provide ingredients and services for our products and services.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon ingredients or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products or services may be adversely impacted if companies to whom we delegate performance of our services or manufacture of our products, or from whom we acquire such items, do not provide services, products, or ingredients which meet required specifications and perform to our, and our customers', expectations. Our suppliers may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom ingredients available from only one source. Continued availability of those ingredients at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common ingredients instead of ingredients customized to meet our requirements. The supply of ingredients for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

The inability of any supplier, co-packer, third-party distributor or transportation provider to deliver or perform for us in a timely or cost-effective manner could cause our operating costs to increase and our profit margins to decrease.

We must continuously monitor our inventory and product mix against forecasted demand or risk having inadequate supplies to meet consumer demand as well as having too much inventory on hand that may reach its expiration date and become unsaleable. If we are unable to manage our supply chain effectively and ensure that our products are available to meet consumer demand, our operating costs could increase, and our profit margins could decrease. Failure by our transportation providers to deliver our products on time or at all could result in lost sales. We use third-party transportation providers for our product shipments. Transportation services include scheduling and coordinating transportation of finished products to our customers, shipment tracking and freight dispatch services. Our use of transportation services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. Any such change could cause us to incur costs and expend resources. Moreover, in the future we may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use, which in turn would increase our costs and thereby adversely affect our business, financial condition, and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants, and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information, or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding our intellectual property could be costly and time-consuming. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products or services, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that we infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed.

We may not be able to adequately protect our intellectual property, which could harm the value of our brand and branded services and adversely affect our business.

We may not be able to adequately protect our intellectual property. We may from time to time be required to institute litigation to enforce our intellectual property rights, or to protect our trade secrets. Such litigation could result in substantial costs and diversion of resources and could negatively affect our gross revenues, profitability, and business results regardless of whether we are able to successfully enforce our rights.

The Company's success depends on the experience and skill of its executive officers and key personnel.

In particular, we are dependent on David Kaplan and Alexander Day. The loss of our founders, or any executive officers, could harm the Company's business, financial condition, cash flow, and results of operations. There is no guarantee that we would be able to replace these individuals with similarly qualified executives on a timely basis or at all.

In order for the Company to compete and grow, it must attract, recruit, retain, and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in development, loss of customers and sales, and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh, and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The industry in which we operate, and the development and commercialization of our products, is highly competitive.

By virtue of operating in the highly competitive hospitality industry, we face competition with respect to our locations and any products or services that we may seek to develop or commercialize in the future. Our competitors include major hospitality companies and bars, both locally and worldwide. Many of our competitors have significantly greater financial, technical, and human resources than we have and superior expertise in research and development, and marketing-approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products and services.

The Company's business plans will, in part, be affected by various operating risks that are common to the hotel and hospitality industry.

As explained further in the section herein titled '*The Company's Products and Services – Hotel Services*,' part of the Company's business plan involves acquisition, development, and operation of hotels. The hotels acquired, developed, and eventually operated by the Company (and any other hotel properties in which we may acquire an interest) are and will be subject to various risks common to the hotel and hospitality industry, many of which are beyond our control, including the following:

- Competition from other hotels and lodging alternatives, including Airbnb, HomeAway, and VRBO;
- Development of new hotels in the cities and regions in which the hotels in which we have an interest are located, which could adversely affect occupancy rates and revenues;
- Dependence on business and commercial travelers and tourism;
- Consolidation in the hotel and hospitality industry;
- Increases in energy costs and other expenses affecting travel, which may affect travel patterns and reduce the number of business and commercial travelers and tourists;
- Increases in operating costs due to inflation, increasing labor costs, and other factors that may not be offset by increased room rates;
- Changes in governmental laws and regulations, fiscal policies, and zoning ordinances that may increase costs of compliance with laws and regulations, fiscal policies, and ordinances;
- Adverse effects of international, national, regional, and local economic and market conditions;
- Unforeseen events beyond our control, such as terrorist attacks, travel related health concerns, including pandemics and epidemics such as COVID-19, civil unrest, political instability, regional hostilities, imposition of tax or surcharges by regulatory authorities, travel related accidents and unusual weather patterns, including natural disasters, such as hurricanes, floods or fires; and
- Adverse effects of a downturn in the general hotel and hospitality industry.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships, or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical, and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology, or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition, and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites, and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Changes in federal, state, and local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal, state, and local levels. In particular, the Company is subject to the rules and regulations of the Alcohol and Tobacco Tax and Trade Bureau. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing, and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state, local, and international laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are subject to regulations promulgated by a variety of federal, state, and local regulatory authorities that govern the distribution of spirits, permitting, licensing, trade practices, advertising and marketing, distributor relationships, and various other matters. Our bars are subject to alcoholic beverage control regulations that require us to apply for licenses that must be renewed annually and that may be revoked or suspended for cause at any time. We are currently operating all of our bars with appropriate licenses. A failure to retain a liquor license, or any other required permit or license, in a particular location, or to continue to qualify for, or renew licenses, could have a material adverse effect on operations and the Company's ability to obtain such a license or permit in other locations.

Additionally, the alcoholic beverage control regulations impact numerous aspects of our bars' daily operations, including the minimum age of patrons and employees, hours of operation, advertising, trade practices, inventory control and handling, and alcoholic beverage storage and dispensation. Our failure to comply with such laws and regulations may cause regulatory authorities, such as the Alcohol and Tobacco Tax and Trade Bureau, to assess additional taxes, interest, or penalties, to impose significant fines, or to revoke our licenses or permits, thereby restricting our ability to conduct business.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

As a growing company, we are still building out our accounting practices and internal controls, which are necessary for us to provide reliable financial reports. The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Global crises and geopolitical events that are beyond the Company's control, such as COVID-19, the Russo-Ukrainian War, the Israel-Hamas War and uncertainly over potential policy changes under the new administration, can have a significant adverse effect on the business and revenue of the Company.

Dining out is a discretionary expenditure that historically has been influenced by domestic and global economic conditions. Unforeseeable and/or uncontrollable events, such as the outbreak of diseases like COVID-19, the conflict between Russia and Ukraine, the conflict between Israel and Hamas and the potential for domestic and economic disturbances surrounding policy shifts and regulatory changes implemented by the Trump administration, have the potential to negatively impact the Company's business operations. The Company is vulnerable to the occurrence of unpredictable and uncontrollable events, including but not limited to earthquakes, power shortages, telecommunication failures, water scarcity, floods, food and grain shortages, supply chain issues, hurricanes, typhoons, fires, extreme weather conditions, war, medical epidemics, or pandemics (such as the COVID-19 outbreak), as well as other natural or manmade disasters or disruptions to business activities. The manifestation of any of these disruptive events could have serious repercussions on our operational efficiency and financial stability, and result in escalated costs and expenses.

The risks associated with an epidemic, pandemic, or health crisis like COVID-19 could result in a decline and disruption in the travel and hospitality industries or an economic downturn. This would weaken consumer discretionary spending, which could influence off-premises dining, customer traffic in our restaurants, and the average bill amount, which in turn could have a material impact on our financial performance. Material changes to governmental policy related to domestic and international fiscal concerns, and/or changes in central bank policies with respect to monetary policy, also could affect consumer discretionary spending. Any of these additional factors affecting consumer discretionary spending may further influence customer traffic in our restaurants and the average bill amount, thereby potentially having a further material impact on our financial performance.

Our business is concentrated in a limited number of geographic markets, and adverse conditions in those markets could have a material adverse effect on our operations.

The Company's financial performance is significantly dependent on its owned and operated bar locations, which are concentrated in New York, Colorado, California, Washington, D.C., Tennessee, and Georgia. As a result, adverse economic conditions, changes in consumer spending, or local market disruptions in any of these regions could materially impact the Company's results of operations. In addition, the Company's operations are subject to risks associated with the hospitality industry, including changes in local laws and regulations (including liquor licensing and labor laws), labor disruptions, increases in occupancy and energy costs, inclement weather, and natural or man-made disasters. Any such events in the markets in which the Company operates could adversely affect its business, financial condition, and results of operations.

BUSINESS

Description of the Business

Gin & Luck Inc. is a corporation organized under the laws of the State of Delaware on October 8, 2020. The Company was formed pursuant to a statutory conversion of Gin & Luck LLC, a Delaware limited liability company. Gin & Luck LLC was originally formed on June 9, 2017 as a Delaware limited liability company under the name Gin & Luck Opportunity Fund LLC and subsequently changed its name to Gin & Luck LLC on August 16, 2017. The Company operates as a holding company for entities associated with the Death & Co brand and Proprietors LLC.

The Company is a cocktail-focused hospitality group that develops and operates cocktail-driven food and beverage establishments and provides related services. Its operations include bar-focused consulting and management services for hospitality and entertainment businesses, as well as the development and operation of hotel projects that incorporate its food and beverage concepts. In addition, the Company generates revenue from the sale of bar-related products, Death & Co branded goods, and cocktail books, and from the distribution of ready-to-drink canned cocktails for on- and off-premise consumption.

Subsidiaries

The Company has an ownership interest in the following subsidiaries:

Entity Name	State of Formation	Date of Formation	Business Purpose	Company's Ownership Interest
Proprietors, LLC	California	January 5, 2012	Food & beverage/hospitality consulting	100%
G&L Hotel Holdings LLC	Delaware	November 13, 2020	Hotel joint venture holding company	100%
Midnight Auteur, LLC	Colorado	November 10, 2020	Hotel joint venture	50%
M/A Capital Ventures, LLC	Colorado	November 10, 2020	Hotel joint venture	50%
MA-LR SAVANNAH VENTURE LLC	Delaware	September 29, 2023	Hotel joint venture holding company	12.5%
M/A Capital Ventures - Savannah, LLC	Colorado	February 8, 2022	Hotel joint venture holding company	12.5%
Death & Co Denver LLC	New York	June 3, 2016	Owns and operates Death & Co Denver location	100%
Death & Co East Village LLC	Delaware	August 10, 2018	Owns and operates Death & Co New York City location	100%
Death & Co LA LLC	California	November 4, 2016	Owns and operates Death & Co Los Angeles location	100%
Death & Co DC LLC	Delaware	February 2, 2022	Owns and operates Death & Co Washington D.C. location	100%
Death & Co Proprietors, LLC	New York	November 13, 2007	Intellectual Property Holding Company	100%
Little Co Atlanta LLC	Delaware	November 11, 2022	Owns and operates the yet to be opened "Close Company" Atlanta location	100%
Close Company Nashville LLC	Delaware	October 2, 2023	Owns and operates the yet to be opened "Close Company" Nashville location	100%
Death & Co Seattle LLC	Delaware	October 2, 2023	Owns and operates the yet to be opened "Death & Co" Seattle location	100%

The Company's Products and/or Services

Brick & Mortar

The Company builds out, opens, and operates leased spaces to create cocktail-driven food and beverage destination in major markets. As of December 31, 2025, the Company operates six (6) bar locations under the Death & Co and Close Company brands, located in New York City, Denver, Los Angeles, Washington, D.C., Nashville, and Atlanta.

B to B Consulting

The Company owns and operates Proprietors LLC ("**Proprietors**"), which historically operated as a business-to-business consulting firm focused on bar programs for bars, restaurants, hotels, theaters, and similar venues. Proprietors consulting has been substantially wound down to allow the Company to focus on owned growth initiatives. Proprietors now maintains one (1) open licensing contract, discussed in more detail below under "*Licensing.*"

Management Services

The Company provides food and beverage management services, including the development, launch, and operation of new bar concepts. Ownership groups contract with the Company to create and/or operate food and beverage operations, including design direction, opening logistics, training, and programming of offerings, for a set period of time (between five (5) and ten (10) years).

Licensing

The Company, through Proprietors, currently licenses the marks "Spirit & Bell" and "Spirit & Bell by D&C" to SSP America, Inc., which operates a bar/restaurant in the LaGuardia airport and pays the Company a four percent (4%) licensing fee.

The Company currently licenses its intellectual property to AVC OPERATIONS PTY LIMITED and QUEENSLAND VENUE CO PTY LTD, each an Australian proprietary company, in connection with the operation and development of Death & Co bars in Australia, including the Death & Co Melbourne location, which commenced operations on November 14, 2025, and the Death & Co Brisbane location, which commenced operations on December 5, 2025. The licensees must pay the Company an annual license fee equal to fifteen percent (15%) or twenty percent (20%) of qualifying revenue, respectively. Additionally, the licensees must pay the Company a one-time development fee of $200,000 for the first bar, $150,000 for the second bar, and at least $150,000 for each additional bar developed under the consulting and license agreement.

The Company currently licenses the mark "Close Company" to Venetian Las Vegas Gaming, LLC, a Nevada limited liability company, in connection with the operation of the Close Company Las Vegas location at The Venetian hotel and casino, which commenced operations on June 26, 2025. Pursuant to the applicable license agreement, the licensee pays the Company a $100,000 one-time development fee, and an ongoing licensing fee equal to five percent (5%) of qualifying revenue.

Hotel Services

Under the common name of "Midnight Auteur," the Company pursues hotel projects in partnership with Ryan Diggins of The Ramble Hotel and his company, Ramble DMC. The initiative consists of two (2) primary components: (i) the acquisition of hotel properties as investments, with the objective of an eventual sale, and (ii) the management of such hotel properties pursuant to management contracts. The Company has two (2) Midnight Auteur projects, one still under development. The first project is located in Savannah, Georgia, which was opened in June 2025 with a forty-four (44) room hotel with three (3) food and beverage outlets. The second project is under development, located in Bozeman, Montana, and is expected to include eighty (80) to eighty-eight (88) rooms and two (2) food and beverage outlets.

G&L Hotel Holdings, LLC holds investments in hospitality-related projects, and it accounts for such investments under the equity method. The Company recognized losses related to these investments during fiscal years 2025 and 2024. In fiscal year 2025, the Company, through its Midnight Auteur platform, participated in the development and launch of Municipal Grand, a boutique hotel located in Savannah, Georgia, which includes multiple food and beverage outlets, including The Hot Eye— a cocktail bar that commenced operations on October 9, 2025.

In connection with this project, the Company, through G&L Hotel Holdings, LLC, invested approximately $400,000 and provides food and beverage programming and related services to the property, from which it in turn receives compensation.

Ready-to-Drink Beverages

Death & Co Proprietors, LLC has a license and formulation consulting agreement for a line of Death & Co ready-to-drink canned and bottled cocktails currently in distribution for both on- and off-premise channels.

Retail Market

Gin & Luck Inc. operates deathandcompanymarket.com, an online retail shop for bar-related products and Death & Co branded goods.

Books

The Company, together with co-author Nicholas Fauchald, has published three cocktail books: *Death & Co: Modern Classic Cocktails* (2014), *Cocktail Codex: Fundamentals, Formulas, Evolutions*, and *Death & Co: Welcome Home* (2021). The Company owns the rights to *Death & Co: Welcome Home* but does not own the rights to the earlier publications, which have nonetheless contributed to the Company's brand recognition.

Competition

The industries and markets in which we operate are highly competitive. Currently, we face competition in the food and beverage industry, the hotel industry, the online e-commerce industry, and the food and beverage consulting services industry. Our products and services compete against similar products and services of many large and small companies, including well-known local and global competitors.

Destinations: We face competition from other restaurants and bars in the areas that we serve. Among our competitors are several other companies focused on becoming nation cocktail groups, including BarLab Hospitality Group, Employees Only, Nomad Bars, Dead Rabbit, and Attaboy.

Customer Base

The majority of the Company's customer base is derived from its Death & Co brick & mortar destinations. The Company's brick & mortar customer base resides primarily in dense urban markets with thriving food and beverage scenes. The Company's target customers travel extensively, have moderate to high levels of disposable income, and seek out new experiences regularly. The Company's core clientele has historically ranged from individuals in their early twenties to those in their mid-forties; however, due to the brand's broader cultural reach, the Company's demographics have often extended to include customers in their sixties and seventies.

Supply Chain

Although the Company is dependent upon certain third-party vendors, including suppliers, the Company has access to alternative vendors and suppliers in the event its current third-party vendors or suppliers are unable to provide manufacturing services or supplies or if any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or supplier would cause a major disruption to its business, although it could cause short-term limitations or disruptions. Please see the section titled "*Risk Factors*" for additional considerations.

Intellectual Property

Application or Registration #	Title	Description	File Date	Registration Date	Country
Reg. No. 3870825	DEATH & CO	Standard Character Mark	Aug. 09, 2007	Nov. 02, 2010	US
Reg. No. 6090097	DEATH & CO MARKET	Standard Character Mark	Nov. 29, 2019	Jun. 30, 2020	US

Reg. No. 6085460	COAT OF ARMS LOGO MARK	Illustration w/o Words, Letters, or Numbers	Nov. 29, 2019	Jun. 23, 2020	US
Reg. No. 6646676	DEATH & CO	Standard Character Mark	Jul. 10, 2018	Feb. 15, 2022	US
Reg. No. 6629699	DEATH & CO	Standard Character Mark	Nov. 29, 2019	Jan. 25, 2022	US
Reg. No. 7293802	SPIRIT & BELL	Standard Character Mark	Jan. 04, 2023	January 30, 2024	US
Reg. No. TMA1050633	DEATH & CO	Standard Character Mark	Aug. 22, 2016	Aug. 22, 2019	CA
Intl. Reg. No. 1504265	DEATH & CO	Standard Character Mark	July 8, 2019	July 8, 2019 (NB. File & Reg date same)	WIPO/ Madrid
Intl. Reg. No. 1504265	DEATH & CO	Standard Character Mark	December 19, 2019	July 9, 2020	EU via Madrid
Intl. Reg. No. 1504265	DEATH & CO	Standard Character Mark	December 19, 2019	Sep. 10, 2020`	UK via Madrid
Intl. Reg. No. 1504265	DEATH & CO	Standard Character Mark	April 1, 2021	Dec. 9, 2021	MX via Madrid
Serial No. 98425427	Close Company	Standard Character Mark	February 28, 2024	April 21, 2026	US

In addition, the Company owns the following domain names:

- www.ginandluck.com
- www.deathandcompany.com
- www.deathandcompanymarket.com
- www.closecompanybar.com

The Company's remaining intellectual property consists of trade secrets, business methods and know-how, which are protected through intellectual property assignment and confidentiality agreements with its employees, advisors, and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities and international regulations. In particular, the Company is subject to the rules and regulations of the Alcohol and Tobacco Tax and Trade Bureau and state liquor authorities. These laws and regulations are subject to change.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Litigation

Sheyenne Martinez v. Death & Co Denver LLC – a discrimination complaint filed with the U.S. Equal Employment Opportunity Commission ("**EEOC**"). The Company is represented by Danielle Urban of Fisher & Phillips LLP. A rebuttal response was submitted, and no further communication has been received. On March 12, 2025, the EEOC issued a Dismissal and Notice of Rights, terminating its processing of the charge. The claimant had 90 days from receipt of the notice to commence a civil action; no such action was filed within the prescribed period. Accordingly, the matter is no longer pending.

Marc Rizzuto v. Death & Co East Village LLC – a labor complaint filed with the National Labor Relations Board ("**NLRB**"), which remains pending. The Company is represented by Craig R. Benson of Littler Mendelson P.C. The matter remains under review by the NLRB, and the Company is awaiting further communication from the agency. The Company is not aware of any material developments since the initial filing.

Jason Epsin v. Death & Co. LA LLC – a wrongful termination complaint, which was settled for a nominal amount as of May 1, 2025.

Other

The Company's principal address is 1604 Philadelphia Pike, Suite 263, Wilmington, Delaware 19809.

The Company's operates virtually throughout the U.S.

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF.

DIRECTORS AND OFFICERS

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three Years	Education
David Kaplan	Director, Chief Executive Officer	Director, Officer and Co-Founder at the Company October 2018 - Present	Bachelor of Fine Arts, Rochester Institute of Technology, 2004
Alex Day	Director, Chief Operating Officer	Director, Officer, and Co-Founder at the Company	Bachelors of Arts, New York University 2006
Ravi Lalchandani	Director	Director at the Company; CEO of Overthrow Hospitality, President at BEAST Foundation	Bachelor of Fine Arts, University of Colorado 1997
Leland O'Connor	Director	Director at the Company; Director at FemmyCycle; Managing partner at City Line Advisors; Senior Vice President of AR Capital	Bachelor of Arts, Johns Hopkins University 2011
William Spurgeon	Director	Director at the Company; Director at Esmax (Chile); Executive Vice President of Fuel Sales and Marketing as Motiva Enterprises LLC (*Retired*)	Bachelor of Science in Finance, University of Colorado, 1988

Indemnification

Indemnification is authorized by the Company to managers, officers, directors or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 161 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized Capital Stock consists of (i) 38,438,889 shares of common stock, par value $0.0001 per share (the "**Common Stock**"), of which 34,345,667 shares with the par value of $0.0001 per share shall be a separate class designated as Class A Common Stock ("**Class A Common Stock**"), and 3,025,002 shares with the par value of $0.0001 per share shall be a separate class designated as Class B Common Stock ("**Class B Common Stock**"), and 1,068,220 shares with the par value of $0.0001 per share shall be a separate class designated as Class C Common Stock ("**Class C Common Stock**"), and (ii) 17,290,991 shares of Preferred Stock, par value $0.0001 per share (the "**Preferred Stock**") of which 3,061,653 shares with the par value of $0.0001 per share shall be a separate class designated as Series A Preferred Stock ("**Series A Preferred Stock**"), and 6,847,022 shares with the par value of $0.0001 per share shall be a separate class designated as Series B Preferred Stock ("**Series B Preferred Stock**"), 6,628,221 shares with the par value of $0.0001 per share shall be a separate class designated as Series C-1 Preferred Stock ("**Series C-1 Preferred Stock**"), and 754,095 shares with the par value of $0.0001 per share shall be a separate class designated as Series C-2 Preferred Stock ("**Series C-2 Preferred Stock**") (the Preferred Stock, together with the Common Stock, the "**Capital Stock**"). As of the date of this Form C, 9,999,999 shares of Class A Common Stock, 3,025,002 shares of Class B Common Stock, 1,068,220 shares of Class C Common Stock, 3,061,650 shares of Series A Preferred Stock, 6,847,022 shares of Series B Preferred Stock, 4,724,035 shares of Series C-1 Preferred Stock, and 754,095 shares of Series C-2 Preferred Stock are issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding Capital Stock consists of:

Type	Class A Common Stock
Amount Outstanding	9,999,999
Par Value Per Share	$0.0001
Voting Rights	Each holder of the Company's Common Stock is entitled to 1 vote per share.
Anti-Dilution Rights	None.
Other Rights	Dividend and liquidation rights.

Type	Class B Common Stock
Amount Outstanding	3,025,002
Par Value Per Share	$0.0001
Voting Rights	Each holder of the Company's Common Stock is entitled to 1 vote per share.
Anti-Dilution Rights	None.
Other Rights	Dividend and liquidation rights.

Type	Class C Common Stock
Amount Outstanding	1,068,220
Par Value Per Share	$0.0001
Voting Rights	Each holder of the Company's Common Stock is entitled to 1 vote per share.
Anti-Dilution Rights	None.
Other Rights	Dividend and liquidation rights.

Type	Series A Preferred Stock
Amount Outstanding	3,061,650
Par Value Per Share	$0.0001
Voting Rights	Each holder of the Company's Series A Preferred Stock is entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible.
Anti-Dilution Rights	None.
Other Rights	(a) Original Issue Price of $0.8791 per share; (b) Right to receive dividends when declared; (c) Liquidation Preference equal to greater of (i) Original Issue Price, plus any dividends declared but unpaid, or (ii) such amount per share as would have been payable had all shares converted into Common Stock; (d) Right to convert into Common Stock at any time at the Original Issue Price; (e) Automatic conversion into Common Stock upon a firm-commitment underwritten public offering pursuant to an effective registration statement; under the Securities Act of 1933, as amended; and (f) Protective provisions

Type	Series B Preferred Stock
Amount Outstanding	6,847,022
Par Value Per Share	$0.0001
Voting Rights	Each holder of the Company's Series B Preferred Stock is entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible.
Anti-Dilution Rights	None.
Other Rights	(a) Original Issue Price of $0.9093 per share; (b) Right to receive dividends when declared; (c) Liquidation Preference equal to greater of (i) Original Issue Price, plus any dividends declared but unpaid, or (ii) such amount per share as would have been payable had all shares converted into Common Stock; (d) Right to convert into Common Stock at any time at the Original Issue Price; (e) Automatic conversion into Common Stock upon a firm-commitment underwritten public offering pursuant to an effective registration statement; under the Securities Act of 1933, as amended; and (f) Protective provisions

Type	Series C-1 Preferred Stock
Amount Outstanding	4,724,035
Par Value Per Share	$0.0001
Voting Rights	Each holder of the Company's Series C Preferred Stock is entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible.
Anti-Dilution Rights	None.
Other Rights	(a) Original Issue Price of $1.81044 per share; (b) Right to receive dividends when declared; (c) Liquidation Preference equal to greater of (i) Original Issue Price, plus any dividends declared but unpaid, or (ii) such amount per share as would have been payable had all shares converted into Common Stock; (d) Right to convert into Common Stock at any time at the Original Issue Price; (e) Automatic conversion into Common Stock upon a firm-commitment underwritten public offering pursuant to an effective registration statement ;under the Securities Act of 1933, as amended; and (f) Protective provisions.

Type	Series C-2 Preferred Stock
Amount Outstanding	754,095
Par Value Per Share	$0.0001
Voting Rights	Each holder of the Company's Series C Preferred Stock is entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible.
Anti-Dilution Rights	None.
Other Rights	(a) Original Issue Price of $1.50260 per share; (b) Right to receive dividends when declared; (c) Liquidation Preference equal to greater of (i) Original Issue Price, plus any dividends declared but unpaid, or (ii) such amount per share as would have been payable had all shares converted into Common Stock; (d) Right to convert into Common Stock at any time at the Original Issue Price; (e) Automatic conversion into Common Stock upon a firm-commitment underwritten public offering pursuant to an effective registration statement ;under the Securities Act of 1933, as amended; and (f) Protective provisions.

Outstanding Options, Safes, Convertible Notes, and Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Warrant to Purchase Class A Common Stock
Shares Issuable Upon Exercise	200,000
Voting Rights	The holder of the warrant is not entitled to vote.
Anti-Dilution Rights	Yes.
Material Terms	Exercise price is $0.01/share of Class A Common Stock. Exercise period is December 18, 2023 to December 18, 2028.

Type	SAFEs
Face Value	$1,082,964.14*
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	The Post-Money Valuation Cap is $50,000,000.
How this security may limit, dilute, or qualify the Security issued pursuant to Regulation CF	This SAFE will convert into equity securities in a future financing based on a post-money valuation cap of $50,000,000. As a result, the issuance of shares upon conversion of this SAFE will dilute the ownership interests of investors who purchased securities in the Company's prior offerings.

* Reflects the aggregate purchase amount of SAFEs issued and outstanding as of April 14, 2026. The SAFE offering remains ongoing, and such amount is subject to increase.

Outstanding Debt

In October 2025, the Company secured a loan from American Express National Bank (the "**AMEX Loan Oct 2025**") with a 12-month term, providing $72,500 in funding. The Amex Loan Oct 2025 bore interest at 9.90% per annum and was payable in monthly installments until October 2026, the maturity date. As of December 31, 2025, the outstanding balance under the AMEX Loan Oct 2025 was $62,268.

In September 2025, Lightspeed Capital advanced the Company $125,000 under a merchant cash advance arrangement that requires daily remittances equal to 11% of credit and debit card sales until a total of $140,625 (representing the $125,000 advance plus a fixed $15,625 finance fee) has been repaid, with no prepayment provisions. As of December 31, 2025, the outstanding balance under this arrangement was $82,894.

In August 2025, Lightspeed Capital advanced the Company $146,000 under a merchant cash advance arrangement that requires daily remittances equal to 11% of credit and debit card sales until a total of $165,214 (representing the $146,000 advance plus a fixed $19,214 finance fee) has been repaid, with no repayment provisions. As of December 31, 2025, the outstanding balance under this arrangement was $67,220.

In July 2025, Lightspeed Capital advanced the Company $245,000 under a merchant cash advance arrangement that requires daily remittances equal to 11% of credit and debit card sales until a total of $269,5000 (representing the $245,000 advance plus a fixed $24,5000 finance fee) has been repaid, with no prepayment provisions. As of December 31, 2025, the outstanding balance under this arrangement was $85,479.

In July 2025, the Company secured a loan from American Express National Bank (the "**AMEX Loan July 2025**") with a 12-month term, providing $75,300 in funding. The Amex Loan July 2025 bears interest at 9% per annum and requires monthly repayments of principal and interest until the maturity date. As of December 31, 2025, the outstanding balance was $43,925.

On February 26, 2025, David Kaplan, the Company's Chief Executive Officer and a member of its Board of Directors, made a loan to the Company in the principal amount of $200,000 (the "**2025 DK Promissory Note**"). The 2025 DK Promissory Note bears an interest at a rate of 12% per annum and was originally scheduled to mature on September 30, 2025. The maturity date was subsequently extended to December 31, 2026 pursuant to an Amendment No. 1 to Promissory Note Agreement. As of December 31, 2025, the full principal amount of the note remained outstanding. The proceeds of this note were used for general working capital purposes, including payroll, capital expenditures, and security deposits for new projects.

On February 26, 2025, William Spurgeon, a director on the Company's Board of Directors, made a loan to the Company in the principal amount of $200,000 (the "**2025 Spurgeon Promissory Note**"). The 2025 Spurgeon Promissory Note bore interest at a rate of 12% per annum and was originally scheduled to mature on September 30, 2025. The note was repaid in full on September 8, 2025, and no amounts remain outstanding. The proceeds of this note were used for general working capital purposes, including payroll, capital expenditures, and security deposits for new projects.

On February 11, 2025, the Company obtained a business line of credit loan from American Express National Bank (the "**AMEX Loan #2**") in the aggregate amount of $60,200. The AMEX Loan #2 bears interest at a rate of 9% per annum, has a one-year maturity, and requires monthly payments. The AMEX Loan #2 may be repaid at any time prior to maturity with no repayment penalties. As of December 31, 2025, the outstanding balance under the AMEX Loan #2 was $10,033.33.

On January 16, 2025, Robert and Laurence Kaplan, family members of David Kaplan, the Company's Chief Executive Officer and a director on the Company's Board of Directors, made a loan to the Company in the amount of $350,000 (the "**2025 R&L Kaplan Promissory Note**"). The 2025 R&L Kaplan Promissory Note bears interest at a rate of 6.397% per annum and was originally scheduled to mature on May 1, 2025. The maturity date was subsequently extended to September 1, 2025 and further extended to December 31, 2026 pursuant to amendments to the promissory note. As of December 31, 2025, the full principal amount of the note remained outstanding. The proceeds of this note were used for general working capital purposes, including payroll, capital expenditures, and security deposits for new projects.

On or about September 26, 2024, the Company entered into a Promissory Note with William J. Schlacks IV in the principal amount of $300,000 ("**W. Schlacks Note**"). The W. Schlacks Note bears interest at a rate of 12% per annum and is payable in monthly installments, with a maturity date of June 28, 2026. As of December 31, 2025, the outstanding balance under the W. Schlacks Note was $64,733. The proceeds of this note were used for general working capital purposes, including payroll, capital expenditures, security deposits for new projects, and partial funding of certain projects, including Close Company Nashville, Close Company Atlanta, and Municipal Grand Savannah.

In September 2024, the Company secured a loan from American Express National Bank (the "**AMEX Loan Sep 2024**") with a 12-month term, providing $130,800 in funding. The Amex Loan Sep 2024 bore interest at 9% per annum and was payable in monthly installments until September 2025, the maturity date. The AMEX Loan Dec 2023 was repaid in full during Fiscal 2025, and no balance remains outstanding.

On or about August 29, 2024, the Company entered into a Revenue Purchase Agreement with Black Olive Capital LLC ("**Black Olive**"), pursuant to which Black Olive advanced $400,000 in exchange for the purchase of $516,000 of the Company's future receivables (the "**Black Olive Rev Purchase**"). The Black Olive Rev Purchase was repaid in full in October 2025. In October 2025, the Company entered into a new Revenue Purchase Agreement with Black Olive, pursuant to which Black Olive advanced $400,000 in exchange for the purchase of $516,000 of the Company's future receivables. The agreement requires weekly remittances of approximately $7,908, subject to adjustment to approximately 2% of actual revenues, and is secured by a blanket first-priority lien on the Company's assets and personally guaranteed by the Company's owners. As of December 31, 2025, the outstanding balance under this arrangement was $381,563. The proceeds of this note were used for general working capital purposes, including payroll, capital expenditures, security deposits for new projects, and partial funding of certain projects, including Close Company Nashville, Close Company Atlanta, and Municipal Grand Savannah.

On or about June 21, 2024, Death & Co East Village LLC received a cash advance equal to $199,000 from Lightspeed Capital ("**East Village Cash Advance**"). Lightspeed Capital is an affiliate of Death & Co East Village LLC's point of sale system. The East Village Cash Advance bore interest at an annual rate of 14% and was repaid through daily remittances equal to 8% of sales until satisfied. The East Village Cash Advance was repaid in full during Fiscal 2025, and no balance remains outstanding.

On or about June 21, 2024, Death & Co LA LLC received a cash advance equal to $200,300 from Lightspeed Capital ("**Los Angeles Cash Advance**"). Lightspeed Capital is an affiliate of Death & Co LA LLC's point of sale system. The East Village Cash Advance bore interest at an annual rate of 14% and was repaid through daily remittances equal to 8% of sales until satisfied. The Los Angeles Cash Advance was repaid in full during the year ended December 31, 2025, and no balance remains outstanding.

On or about June 21, 2024, Death & Co DC LLC received a cash advance equal to $212,000 from Lightspeed Capital ("**DC Cash Advance**"). Lightspeed Capital is an affiliate of Death & Co DC LLC's point of sale system. The DC Cash Advance bears interest at an annual rate of 14% and is repaid through daily remittances equal to 8% of sales until satisfied. As of December 31, 2025, the outstanding balance under the DC Cash Advance was $485.

On or about June 21, 2024, Death & Co Denver LLC received a cash advance equal to $250,000 from Lightspeed Capital ("**Denver Cash Advance**"), with a total repayment obligation of approximately $285,000, inclusive of a $35,000 finance fee. Lightspeed Capital is an affiliate of Death & Co Denver LLC's point of sale system. The Denver Cash Advance bore interest at an annual rate of 14% and was repaid through daily remittances equal to 8% of sales until satisfied. The Denver Cash Advance was repaid in full during the year ended December 31, 2025, and no balance remains outstanding.

On February 14, 2024, David Kaplan, the Company's Chief Executive Officer and a member of its Board of Directors, made a loan to the Company in the amount of $750,000 (the "**DK Promissory Note**"). The DK Promissory Note bears an interest rate of 6.397% per annum and was originally scheduled to mature on December 31, 2024. The maturity date was subsequently extended, most recently to December 31, 2026, pursuant to amendments to the promissory note. As of December 31, 2025, the full principal amount of the note remained outstanding. The proceeds of this note were used for general working capital purposes, including payroll, capital expenditures, security deposits for new projects, and partial funding of certain projects, including Close Company Nashville, Close Company Atlanta, and Municipal Grand Savannah.

On or about July 24, 2023, William Spurgeon, a director on the Company's Board of Directors to the Company, made a loan to the Company in the amount of $300,000 (the "**Spurgeon Note**"). The Spurgeon Note bears interest at a rate of 9% per annum and provides for repayment of principal and accrued interest upon the earlier of three years from issuance or the occurrence of the Company's next financing round, which occurred on July 17, 2024. The maturity date has since been extended to September 1, 2025, and subsequently to December 31, 2026 pursuant to amendments to the note. As of December 31, 2025, the outstanding principal balance was $300,000, plus accrued interest of approximately $66,900.

In December 2023, the Company executed a Promissory Note with Premiere Ventures LLC in consideration for loan proceeds in the aggregate amount of $500,000 (the "**December 2023 Promissory Note**"). The December 2023 Promissory Note bore interest at a rate of 12% per annum and required equal monthly payments of principal and interest beginning March 18, 2024 through December 18, 2024. On or about September 26, 2024, after substantial repayment of the December 2023 Promissory Note, the remaining balance was refinanced pursuant to an amended and restated promissory note (the "**Refinanced Premiere Promissory Note**"), with the principal amount increased to $350,000. The Refinanced Premiere Promissory Note bears interest at a rate of 12% per annum, compounding annually, and is payable in equal monthly installments, with a maturity date of June 28, 2026. As of December 31, 2025, the outstanding balance under the Refinanced Premiere Promissory Note, net of unamortized discount, was $96,045.

In May 2023, the Company entered into a Credit Purchase Agreement (the "**Credit Purchase Agreement**") for the purchase of electronic credit certificates for specified dollar amounts that may be used to purchase food, beverages, and other goods and services sold at the Company's restaurant locations. Upon the occurrence of certain conditions, the Company may sell tranches of $300,000 of credit certificates at a purchase price of $150,000 per tranche. Subsequently, on February 12, 2025, the Company amended the Credit Purchase Agreement (the "**1st Amendment to Credit Purchase Agreement**") to allow for the additional purchase of electronic credit certificates for specified dollar amounts that may be used to purchase food, beverages, and other goods and services sold at the Company's restaurant locations. Subject to certain conditions, the Company agreed to sell a tranche of $200,000 of credit certificates at a purchase price of $100,000. To date, $1,100,000 worth of credit certificates have been purchased, for a total of $550,000 received by the Company.

In June 2023, David Kaplan, the Company's Chief Executive Officer and a director of its Board of Directors, and Jenna Gerbino, in their joint capacity, made a loan to the Company in the principal amount of $120,000 (the "**DK & JG Promissory Note**"). The DK & JG Promissory Note originally bore interest at a rate of 8% per annum and was initially due two months from issuance. In November 2023, the DK & JG Promissory Note was amended to provide that interest accrued at a rate of 8% per annum through October 31, 2023 and 12% per annum thereafter, with a maturity date of April 30, 2024. The maturity date was subsequently extended to December 31, 2026 pursuant to further amendments to the promissory note. As of December 31, 2025, the outstanding principal balance was $120,000.

In December 2023, the Company was issued a Business Line of Credit Loan from American Express National Bank (the "**AMEX Loan Dec 2023**") in the aggregate amount of $115,000. The AMEX Loan Dec 2023 bore interest at a monthly rate of 9% and was payable in monthly installments, with a one-year maturity from origination. The Company could prepay amounts outstanding under the facility at any time without penalty. The AMEX Loan Dec 2023 was repaid in full during Fiscal 2025, and no balance remains outstanding.

In April 2022, Death & Co DC LLC, a subsidiary of the Company, executed a Promissory Note in consideration for loan proceeds in the aggregate amount of $325,000 (the "**April 2022 Promissory Note**"). The April 2022 Promissory Note bore interest at a rate of 4.5% per annum and was payable in thirty-six equal monthly installments of principal and interest, with a maturity date of September 1, 2025. Monthly payments commenced on September 1, 2022. The April 2022 Promissory Note was repaid in full on September 30, 2025, and no balance remains outstanding.

In December 2021, the Company entered into a Guaranty with Little Giant, LLC, a Maine limited liability company, pursuant to which the Company guaranteed the obligations of G&L Maine LLC, a now dissolved subsidiary of the Company, under a promissory note in the principal amount of $50,000 (the "**Little Giant Note**"). The Little Giant Note was issued in connection with, and as partial consideration for, that certain Asset Purchase Agreement, dated October 7, 2021, between G&L Maine LLC and Little Ginat, LLC. The Little Giant Note bears interest at a rate of 4.5% per annum and is payable in monthly installments of $934, with a maturity date of February 3, 2027. As of December 31, 2025, the outstanding balance under the Little Giant Note was approximately $10,027.

During August and September 2020, the Company's subsidiaries were issued loans from the U.S. Small Business Administration ("**SBA**") in the aggregate amount of $317,500 pursuant to the Economic Injury Disaster Loans ("**EIDL**") Program of the CARES Act, under the following terms:

(i) On August 13, 2020, Proprietors LLC was issued an EIDL loan from the SBA in the amount of $150,000. The loan matures on August 13, 2050, and bears interest at a rate of 3.75% per annum, payable monthly and commenced on August 14, 2021.

(ii) On August 14, 2020, Death & Co East Village LLC was issued an EIDL loan from the SBA in the amount of $150,000. The loan matures on August 14, 2050, and bears interest at a rate of 3.75% per annum, payable monthly and commenced on August 14, 2021.

(iii) On August 27, 2020, Death & Co LA LLC was issued an EIDL loan from the SBA in the amount of $17,500. The loan matures on August 27, 2050, and bears interest at a rate of 3.75% per annum, payable monthly and commenced on August 27, 2021.

As of December 31, 2025, the aggregate outstanding balance under the EIDL loans was approximately $300,315.

In May 2020, the Company was issued PPP loans from J.P. Morgan Chase in the aggregate amount of $1,289,370, pursuant to the PPP. The loans bear interest at a rate of 0.98% per annum, payable monthly and commenced on August 1, 2021. The loans may be repaid at any time prior to maturity with no prepayment penalties. Under the terms of the PPP, part or all of the loans may be forgiven if the proceeds were used for qualifying expenses as described in the CARES Act, which include payroll costs, costs to continue group health care benefits, mortgage payments, rent, utilities, and interest on other debt obligations incurred before February 15, 2020. Qualifying expenses paid with loan proceeds as of December 31, 2021, and 2020 totaled $1,047,435 and $354,708, respectively. Loan proceeds not used for qualified expenses totaled $241,935.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

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Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Series A Preferred Stock *	$2,192,499.14 **	2,494,027	Working capital, general expenses, infrastructure	November 9, 2018	Regulation D, Rule 506(c); Section 4(a)(6)
Series A Preferred Stock *	$500,000.45 ***	568,764	Working capital, general expenses, infrastructure	July 24, 2019	Regulation D, Rule 506(b)
Series B Preferred Stock	$5,999,276.88	6,597,686	Working capital, general expenses, infrastructure	September 2021 – March 2022	Regulation A
Series B Preferred Stock	$226,721.22	249,336	Working capital, general expenses, infrastructure	July 2022 – September 2023	Regulation D, Rule 506(b)
Series C-1 Preferred Stock	$1,273,603.31 +	646,621	Brick and mortar, working capital, offering expenses, staffing	April 2024 – May 2024	Section 4(a)(6)
Series C-2 Preferred Stock	$1,133,103.15	754,095	Brick and mortar, working capital, offering expenses, staffing	May 2024	Section 3(a)(9)
Series C-1 Preferred Stock	$54,939.56	36,563	Brick and mortar, working capital, offering expenses, staffing	May 2024	Section 3(a)(9)
Series C-1 Preferred Stock	$928,973.45 ^	508,452	Brick and mortar, working capital, offering expenses, staffing	April 2024 – November 2024	Regulation D, Rule 506(c)
Series C-1 Preferred Stock	$828,333.83 §	457,643	Brick and mortar, working capital, offering expenses, staffing	July 2024 – October 2024	Section 4(a)(6)

Series C-1 Preferred Stock	$6,367,735.69++	3,089,934	Brick and mortar, working capital, offering expenses, staffing	January 2025 – January 2026	Regulation A
SAFEs	Up to $3,000,000	N/A	Working capital	January 2026 – Ongoing Offering	Regulation D, Rule 506(c)

* Prior to conversion, these shares were issued as Series A Preferred Units issued by Gin & Luck LLC, subject to its operating agreement.

** Reflects a total raise amount of $2,020,025.93, plus an additional $172,473.21 to SI Securities, LLC, which SI Securities, LLC received as compensation for acting as placement agent and intermediary in the round, and an additional $1,250 to Bryn Mawr Trust Co., which Bryn Mawr Trust Co. received as compensation for acting as escrow agent in the round.

*** Reflects a total raise amount of $500,000.45, less a commission of $37,500 paid to SI Securities, LLC, which SI Securities, LLC received as compensation for acting as placement agent.

+ Reflects a total raise amount of $1,170,668.52, less a commission of $102,934.79 paid to DealMaker Securities LLC, which DealMaker Securities LLC received as compensation for acting as the intermediary in the offering. Additionally, the $1,170,668.52 includes a true-up amount of $284.51, which was paid by the Company's CEO, due to a discrepancy between the price per security (i.e., $1.81044) and the actual price per security paid by investors (i.e., $1.81) in the offering under Regulation CF.

^ Reflects a total raise amount of $928,973.45, less a commission of $26,497.61 paid to DealMaker Securities LLC, which DealMaker Securities LLC received as compensation for acting as the intermediary in the offering. Additionally, the $928,973.45 includes a true-up amount of $218.1608, which was paid by the Company's CEO, due to a discrepancy between the price per security (i.e., $1.81044) and the actual price per security paid by investors (i.e., $1.81) in the offering under Regulation D.

§ Reflects a total raise amount of $828,333.83, less a commission of $62,577.00 paid to DealMaker Securities LLC, which DealMaker Securities LLC received as compensation for acting as the intermediary in the offering. Additionally, the $828,333.83 includes a true-up amount of $201.36292, which was paid by the Company's CEO, due to a discrepancy between the price per security (i.e., $1.81044) and the actual price per security paid by investors (i.e., $1.81) in the offering under Regulation CF.

++ Reflects a total raise amount of $6,367,735.69, less an underwriting fee of $286,548.11 paid to DealMaker Securities LLC, which DealMaker Securities LLC received as compensation for acting as the broker-dealer in the offering.

^^ Reflects the maximum aggregate offering amount under the SAFE financing. Aggregate gross proceeds from accepted investor subscriptions as of April 14, 2026, was $1,082,964.14.

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Ownership

The table below lists each beneficial owner of 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, together with the amount owned by each such holder.

Name	Amount	Percentage Ownership (in terms of voting power) +
David Kaplan	4,340,328.64 shares of Class A Common Stock ^	42.68% *
Alexander Day	1,674,985 shares of Class A Common Stock 1,707,035 shares of Class B Common Stock	24.00% *
Ravi Lalchandani	2,538,458.12 shares of Class A Common Stock ^ 903,570 shares of Class B Common Stock	24.42% *

^ Includes shares Class A Common Stock indirectly held by the applicable beneficial owner through such person's ownership of Little Hands Play Café Inc., a shareholder of the Company Class A Common Stock.

+ The number of outstanding voting equity securities includes two (2) unexercised warrants entitling each holder to purchase 100,000 shares of the Company's Class A Common Stock and exclude the shares of preferred stock as a class. If shares of preferred stock were included in the calculation, David Kaplan would be the sole 20% or more beneficial owner of the Company's outstanding voting equity securities, with percentage ownership (in terms of voting power) of approximately 20.40%.

* The percentages indicated are calculated based on each identified shareholder's direct and indirect ownership of voting Common Stock of the Company as a single class.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of December 31, 2025, the Company had an aggregate of $719,294 in cash and cash equivalents. As of December 31, 2024, the Company had an aggregate of $649,273 in cash and cash equivalents.

Liquidity and Capital Resources

The proceeds from the Company's recent Regulation CF offerings are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*" in the offerings' Form Cs, which is an indispensable element of our business strategy.

The Company has historically been capitalized by raising capital through securities offerings. The Company plans to continue to seek additional capital through crowdfunding offerings, equity issuances, or any other method available to the Company. Absent additional capital, the Company may be forced to significantly reduce expenses, delay or scale back operations, and could become insolvent.

Based on the Company's current cash position and a monthly burn rate of approximately $105,000 as of the date of this Form C-AR (including expenses related to advertising and marketing, payroll, benefits, professional fees, and other corporate expenses), the Company does not have sufficient liquidity to fund operations for the next twelve months. Management expects that the Company will be required to secure additional capital in the near term to support its current burn rate.

Capital Expenditures and Other Obligations

The Company intends to make the following material expenditures in the near future:

- Approximately $366,900 in connection with the repayment of the loan made by William Spurgeon on July 24, 2023 (the "**Spurgeon Note**"), representing outstanding principal and accrued interest as of December 31, 2025, which the Company expects to repay by December 2026.
- Approximately $432,000 in connection with the opening of Death & Co Seattle, including leasehold improvements, buildout, equipment and opening expenses, which expenditures are expected to be incurred over the period from April 2026 to August 2026.
- Approximately $75,000 in connection with the Company's capital expenditures, which are expected to be incurred over the period from May 2026 to December 2026.
- In addition, the Company has other material contractual obligations in the near term, relating to the continued development and operation of its "Fashioned" digital platform (the "**Fashioned Project**"), an online education and content platform launched in July 2025. In connection with the Fashioned Project, the Company has entered into a multi-year sponsorship arrangement with Citi Bank, pursuant to which Citi Bank has committed to provide aggregate funding of approximately $925,000 over a three-year period, payable in installments subject to milestone-based invoicing. The Company expects that a portion of its capital expenditures and operating costs associated with the Fashioned Project will be funded through such sponsorship payments; however, the Company may be required to fund certain development, content creation, and operating expenses in advance of, or in excess of, such payments.

Material Changes and Other Information

Trends and Uncertainties

Recent Trends

Since the end of Fiscal 2025, the Company's subsidiaries have experienced a modest decline in bar and restaurant revenues, primarily attributable to softer customer traffic at certain mature locations. This decline has been partially offset by contributions from locations opened in 2025, increased revenues from licensed venues, and a greater emphasis on private events and group bookings. Production and service capacity have remained stable, and inventory levels have been actively managed in line with current demand, with no material build-up in inventory or unusual purchase commitments.

Consistent with broader U.S. consumer trends, customers have exhibited increased price sensitivity, which has limited the Company's ability to offset higher operating costs through pricing. The Company has implemented selective price increases in response to inflationary pressures, including higher input and labor costs, while also focusing on higher-margin revenue streams such as events and contracted bookings. These measures have mitigated, but not fully offset, cost increases, resulting in stable to modestly compressed margins at certain subsidiaries.

Current-Year Trends and Uncertainties

For the fiscal year 2026, the Company expects that continued consumer price sensitivity and variability in discretionary spending will likely impact net sales and profitability, particularly at mature locations that are more dependent on consistent customer traffic. While the Company is increasing its focus on events and contracted bookings to support revenue stability, there can be no assurance that these efforts will fully offset potential declines in walk-in traffic.

In addition, ongoing inflation in input costs and potential wage increases are reasonably likely to continue to pressure margins unless offset by operational efficiencies, menu optimization, and targeted pricing adjustments.

The Company's results of operations and liquidity may also be affected by the timing and performance of planned new location openings, including a Death & Co location in Seattle, and the pace of capital deployment, including funds raised through Regulation D offerings. Delays in development, higher-than-expected opening costs, slower-than-anticipated ramp-up of new locations could adversely affect revenues, profitability, and capital resources.

These factors, individually or in the aggregate, may cause the Company's current-year results to differ from historical performance and may limit the extent to which prior results are indicative of future operating results or financial condition.

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

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TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the Company in reliance on section 4(a)(6), and the counter party is either (i) any director or officer of the Company; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the Company was incorporated or organized within the past three years, any promoter of the Company; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Related Person Transactions

The Company has conducted the following transactions with related persons:

As of December 31, 2025, accounts payable included $45,727 due to The Ramble Hotel, the location in which the Death & Co Denver operates. This amount consisted primarily of charges for repairs and maintenance, utilities and other shared operating expenses, as well as percentage rent and event-related commissions.

As of December 31, 2025, accounts receivable included $146,210 due from The Ramble Hotel. This amount consisted primarily of receivables related to guest room charges and event-related revenues.

In July 2023, the Company made the Spurgeon Note in exchange for a loan in the aggregate amount of $300,000. Please refer to the section titled '*CAPITALIZATION, DEBT AND OWNERSHIP – Outstanding Debt*' for more information.

In June 2023, the Company made the DK & JG Promissory Note in exchange for a loan in the aggregate amount of $120,000. Please refer to the section titled '*CAPITALIZATION, DEBT AND OWNERSHIP – Outstanding Debt*' for more information.

In February 2024, the Company made the DK Promissory Note in exchange for a loan in the aggregate amount of $750,000. Please refer to the section titled '*CAPITALIZATION, DEBT AND OWNERSHIP – Outstanding Debt*' for more information.

In January 2025, the Company made the 2025 DK Promissory Note #1 in exchange for a loan in the aggregate amount of $350,000. Please refer to the section titled '*CAPITALIZATION, DEBT AND OWNERSHIP – Outstanding Debt*' for more information.

In January 2025, the Company made the 2025 R&L Kaplan Promissory Note in exchange for a loan in the aggregate amount of $350,000. Please refer to the section titled '*CAPITALIZATION, DEBT AND OWNERSHIP – Outstanding Debt*' for more information.

In February 2025, the Company made the 2025 Spurgeon Promissory Note in exchange for a loan in the aggregate amount of $200,000. Please refer to the section titled '*CAPITALIZATION, DEBT AND OWNERSHIP – Outstanding Debt*' for more information.

In February 2025, the Company made the 2025 DK Promissory Note #2 in exchange for a loan in the aggregate amount of $200,000. Please refer to the section titled '*CAPITALIZATION, DEBT AND OWNERSHIP – Outstanding Debt*' for more information.

Conflicts of Interest

The Company is not aware of any current material conflicts of interest.

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SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Furthermore, I, David Kaplan, certify that the consolidated financial statements of Gin & Luck Inc. and Gin & Luck CF SPV LLC included in this Form C-AR are true and complete in all material respects.

/s/ David Kaplan
_____
(Signature)

David Kaplan
_____
(Name)

Director and Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ David Kaplan
_____
(Signature)

David Kaplan
_____
(Name)

Director and Chief Executive Officer
_____
(Title)

April 30, 2026
_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Alexander Day
_____
(Signature)

Alexander Day
_____
(Name)

Director and Chief Operating Officer
_____
(Title)

April 30, 2026
_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Ravi Lalchandani
_____
(Signature)

Ravi Lalchandani
_____
(Name)

Director
_____
(Title)

April 30, 2026
_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Leland O'Connor
_____
(Signature)

Leland O'Connor
_____
(Name)

Director
_____
(Title)

April 30, 2026
_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ William Spurgeon
(Signature)

William Spurgeon
(Name)

Director
(Title)

April 30, 2026
(Date)

EXHIBIT A

Company Consolidated Audited Financial Statements

GIN & LUCK, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

(*Expressed in US Dollars*)

INDEX TO FINANCIAL STATEMENTS

Page




<u>INDEPENDENT AUDITORS' REPORT</u>


To the Board of Directors of
    Gin & Luck, Inc. and Subsidiaries

Opinion

We have audited the accompanying consolidated financial statements of Gin & Luck, Inc. and Subsidiaries (a Delaware corporation), which comprise the consolidated balance sheets as of December 31, 2025 and 2024, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gin & Luck, Inc. and Subsidiaries as of December 31, 2025 and 2024, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Gin & Luck, Inc. and Subsidiaries and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations, has a net capital deficiency, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Prior Period Financial Statements

The consolidated financial statements of the Company as of December 31, 2024 were audited by other auditors whose report dated May 20, 2025 expressed an unmodified opinion on those statements and included a section describing conditions that raised substantial doubt about the Company's ability to continue as a going concern.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Gin & Luck, Inc. and Subsidiaries's ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Gin & Luck, Inc. and Subsidiaries's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Gin & Luck, Inc. and Subsidiaries's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Aprio, LLP

New York, New York

April 28, 2026

GIN & LUCK, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2025 AND 2024

	December 31,			
	2025		**2024**	
ASSETS				
Current assets:				
Cash and cash equivalents	$	719,294	$	649,273
Accounts receivable, net		616,603		904,390
Inventories, net		599,123		510,264
Prepaid expenses		446,617		493,460
Total current assets		**2,381,637**		**2,557,387**
Property and equipment, net		4,741,424		2,812,830
Intangible assets, net		194,660		182,441
Right of use asset		5,106,411		3,853,076
Deposits		99,594		631,823
Investments in joint ventures		1,778,572		1,361,373
TOTAL ASSETS	$	**14,302,298**	$	**11,398,930**

The accompanying notes are an integral part of these consolidated financial statements

GIN & LUCK, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2025 AND 2024

	December 31, 2025	December 31, 2024
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 1,171,409	$ 1,111,597
Accrued expenses and other current liabilities	1,326,413	817,169
Current portion of long-term debt	2,745,439	2,429,143
Lease liability, current portion	679,576	674,152
Deferred revenue	-	531,250
Total current liabilities	**5,922,837**	**5,563,311**
Long-term debt, net of current portion	292,874	613,845
Lease liability, net of current portion	6,290,267	3,651,479
TOTAL LIABILITIES	**12,505,978**	**9,828,635**
Stockholders' equity:		
Preferred stock, $.0001 par value:		
Series A preferred stock: 3,061,653 shares authorized, issued and outstanding as of both December 31, 2025 and 2024	306	306
Series B preferred stock: 6,847,022 shares authorized, issued and outstanding as of December 31, 2025 and 2024	685	685
Series C-1 preferred stock: 6,628,221 shares authorized; 4,724,035 and 1,636,647 shares issued and outstanding as of December 31, 2025 and 2024 respectively	473	164
Series C-2 preferred stock: 754,095 shares authorized, issued and outstanding as of both December 31, 2025 and 2024	75	75
Common stock, $.0001 par value:		
Class A common stock: 34,345,667 shares authorized, 9,999,999 issued and outstanding as of both December 31, 2025 and 2024	1,000	1,000
Class B common stock: 3,025,000 shares authorized, issued and outstanding as of both December 31, 2025 and 2024	303	303
Class C common stock: 1,068,220 shares authorized, issued and outstanding as of both December 31, 2025 and 2024	107	107
Additional paid-in capital	16,383,345	12,011,397
Accumulated deficit	(14,589,974)	(10,443,742)
TOTAL STOCKHOLDERS' EQUITY	**1,796,320**	**1,570,295**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 14,302,298**	**$ 11,398,930**

The accompanying notes are an integral part of these consolidated financial statements

GIN & LUCK, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	Year Ended December 31,	
	2025	**2024**
Net revenues	$ 15,399,951	$ 13,590,220
Cost of net revenues	3,084,696	2,960,256
Gross profit	**12,315,255**	**10,629,964**
Operating expenses:		
Salaries, wages and benefits	8,168,132	7,439,948
Occupancy expenses	1,410,749	1,456,397
Operating expenses	5,863,108	4,253,893
New store opening costs	524,245	-
Total operating expenses	**15,966,234**	**13,150,238**
Loss from operations	**(3,650,979)**	**(2,520,274)**
Other income (expense):		
Interest expense	(478,054)	(550,070)
Loss from investments in joint ventures	(17,199)	(447,189)
Change in fair value of convertible notes	-	150,671
Other income (expense)	-	(1,662)
Total other income (expense)	**(495,253)**	**(848,250)**
Net loss before income taxes	**(4,146,232)**	**(3,368,524)**
Provision for income taxes	-	-
Net loss	**$ (4,146,232)**	**$ (3,368,524)**
Net income (loss) per common share - basic & diluted	$ (0.29)	$ (0.24)
Weighted average common shares outstanding - basic & diluted	14,093,219	14,093,219

The accompanying notes are an integral part of these consolidated financial statements

GIN & LUCK, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

| | Preferred Stock | | | | | | | | Common Stock | | | | | | Additional Paid-in Capital | Accumulated Deficit | Total Stockholders' Equity |
| | Series A | | Series B | | Series C-1 | | Series C-2 | | Class A | | Class B | | Class C | | | | |
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balances at December 31, 2023	3,061,653	$ 306	6,847,022	$ 685	-	$ -	-	$ -	9,999,999	$ 1,000	3,025,000	$ 303	1,068,220	$ 107	$ 8,952,123	$ (7,075,218)	$ 1,879,306
Issued for cash, net of offering costs	-	-	-	-	1,600,084	160	-	-	-	-	-	-	-	-	1,772,611	-	1,772,771
Preferred stock C-1 issued for conversion of convertible Note	-	-	-	-	36,563	4	-	-	-	-	-	-	-	-	54,936	-	54,940
Preferred stock C-2 issued for conversion of convertible Note	-	-	-	-	-	-	754,095	75	-	-	-	-	-	-	1,133,029	-	1,133,104
Warrants issued with promissory notes	-	-	-	-	-	-	-	-	-	-	-	-	-	-	98,698	-	98,698
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(3,368,524)	(3,368,524)
Balances at December 31, 2024	3,061,653	306	6,847,022	685	1,636,647	164	754,095	75	9,999,999	1,000	3,025,000	303	1,068,220	107	12,011,397	(10,443,742)	1,570,295
Issued for cash, net of offering costs	-	-	-	-	3,087,388	309	-	-	-	-	-	-	-	-	4,371,948	-	4,372,257
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(4,146,232)	(4,146,232)
Balances at December 31, 2025	3,061,653	$ 306	6,847,022	$ 685	4,724,035	$ 473	754,095	$ 75	9,999,999	$ 1,000	3,025,000	$ 303	1,068,220	$ 107	$ 16,383,345	$ (14,589,974)	$ 1,796,320

The accompanying notes are an integral part of these consolidated financial statements

GIN & LUCK, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	Year Ended December 31,			
	2025		**2024**	
Cash flows from operating activities:				
Net loss	$	(4,146,232)	$	(3,368,524)
Adjustments to reconcile net income (loss) to net cash used in operating activities:				
Depreciation and amortization		411,956		380,312
Impairment of intangible assets		-		164,205
Amortization of debt discount		56,399		76,770
Non-cash lease expense		1,424,443		67,658
Interest on convertible note		-		90,000
Change in fair value of convertible notes		-		(150,671)
Loss from investments in joint ventures		17,199		447,189
Non-cash interest expense		60,091		-
Loss on asset disposal		45,899		-
Changes in operating assets and liabilities:				
Accounts receivable		287,787		469,040
Inventory		(88,859)		65,936
Prepaid expenses and other current assets		46,843		(152,600)
Deposits		532,229		(271,204)
Accounts payable		59,812		197,925
Accrued expenses and other current liabilities		509,244		170,624
Deferred revenue		(531,250)		531,250
Lease incentive received		650,000		-
Lease liabilities		(1,563,566)		(14,326)
Net cash used in operating activities		**(2,228,005)**		**(1,296,416)**
Cash flows from investing activities:				
Purchase of property & equipment & intangibles		(1,502,108)		(332,018)
Purchase of intangible assets		(16,560)		(2,198)
Investments in joint ventures		(434,398)		(306,986)
Net cash (used in) provided by investing activities		**(1,953,066)**		**(641,202)**
Cash flows from financing activities:				
Proceeds from long-term debt		1,743,162		1,020,149
Repayment of long-term debt		(1,864,327)		(245,064)
Proceeds from sale of preferred stock		4,372,257		1,772,771
Net cash provided by financing activities		**4,251,092**		**2,547,856**
Net change in cash and cash equivalents		70,021		610,238
Cash and cash equivalents at beginning of year		649,273		39,035
Cash and cash equivalents at end of year	**$**	**719,294**	**$**	**649,273**
Supplemental disclosure of cash flow information:				
Cash paid for interest	$	284,534	$	418,493
Supplemental disclosure of non-cash investing and financing				
ROU assets obtained in exchange for lease liabilities	$	2,677,778	$	-
Property & equipment purchased from lease incentives	$	880,000	$	-
Warrants issued with promissory notes	$	-	$	98,698
Conversion of convertible Note into Preferred stock Series C-2	$	-	$	1,133,104
Conversion of convertible Note into Preferred stock Series C-1	$	-	$	54,940

The accompanying notes are an integral part of these consolidated financial statements

1.   **NATURE OF OPERATIONS**

Gin & Luck, LLC was formed as a Delaware limited liability company on June 9, 2017, and converted to a corporation pursuant to Section 265 of the Delaware General Corporation Law on October 8, 2020. As of December 2025, Gin & Luck, Inc. and its wholly owned subsidiaries (collectively the "Company"), had an address based in Los Angeles, California. As of February 13, 2026, the Company changed its address to Wilmington, DE. As of December 31, 2025, the Company operates six bar locations and is developing one additional location, through its wholly-owned subsidiaries: Death & Co. East Village, LLC , Death & Co. Denver, LLC, , Death & Co. Los Angeles, LLC, Death & Co DC LLC, Close Company Nashville LLC, Little Co Atlanta LLC, and Death & Co Seattle LLC. Its additional wholly-owned subsidiaries include: Death & Co. Proprietors, LLC, which licenses "Death & Co." branding and intellectual property, Proprietors, LLC, which provides consulting, marketing and management services to its affiliates as well as to bars, restaurants and hotels worldwide; G&L Hotel Holdings, LLC and Gin & Luck CF SPV LLC, which were formed to invest in hotel properties and create an investor entity within the Company's capital structure.

2.   **GOING CONCERN**

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. The Company has incurred losses since inception, including approximately $4,200,000 for the year ended December 31, 2025, resulting in an accumulated deficit of approximately $14,600,000 as of December 31, 2025. Management anticipates that the Company will continue to incur operating losses. As of December 31, 2025, the Company had approximately $700,000 in cash, which will not be sufficient to fund the operations and strategic objectives of the Company over the next twelve months from the date of issuance of these consolidated financial statements. Without realization of additional financing, equity fundings, or substantial improvement in operations, there is substantial doubt that the Company can continue as a going concern through April 30, 2027 (one year from the date these consolidated financial statements are available to be issued).

The Company will be required to obtain additional financing and expects to satisfy its cash needs primarily from the issuance of equity and refinancing of debt in order to sustain operations until it can achieve profitability and positive cash flows, if ever. There can be no assurances, however, that adequate additional funding will be available on favorable terms, or at all. If such funds are not available in the future, the Company may be required to delay, significantly modify or terminate its operations, all of which could have a material adverse effect on the Company.

The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's consolidated financial statements. The consolidated financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity.

Basis of Presentation and consolidation

The accompanying consolidated financial statements include the accounts of Gin & Luck, Inc and its wholly owned subsidiaries and are presented on an accrual basis in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). All significant intercompany transactions and balances have been eliminated in consolidation.

Cash and Cash Equivalents

At times, balances held by the financial institutions may exceed the Federal Deposit Insurance Corporation ("FDIC") limit of $250,000. At December 31, 2025, the Company's cash balance exceeded the FDIC limit by approximately $267,000. The Company's cash balances did not exceed the FDIC limit at December 31, 2024. The Company has not experienced any losses related to cash balances, and does not believe significant credit risk exists with respect to cash at December 31, 2025 and 2024.

For the purpose of the statements of cash flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents include amounts due from commercial credit card companies such as Visa, Mastercard, Discover and American Express, which are generally received within a few days of the related transaction.

Accounts Receivable

Accounts receivables are carried net of allowance for expected credit losses in accordance with Accounting Standards Update ("ASU") No. 2016-13, *Financial Instruments – Credit Losses.* The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

The Company has elected to apply the practical expedient in accordance with ASU No. 2025-05, *Financial Instruments—Credit Losses* (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets For Private Companies And Certain Not-For-Profit Entities and assumes that the current conditions as of the balance sheet date do not change over the remaining life of the asset.

The Company has also elected the accounting policy option to consider post balance sheet date cash collections when evaluating the allowance for credit losses. This allows the Company to select a post balance sheet date and accordingly, the Company has elected to use March 31, 2026, for this purpose.

The election of this practical expedient was applied prospectively and did not have a material impact on the Company's financial statements. At December 31, 2025 and 2024, the allowance for credit losses was nominal.

The following table provides information about the Company's accounts receivable balances:

December 31, 2025	December 31, 2024	January 1, 2024
$616,603	$406,805	$611,634

The Company also had an ERC receivable of $497,585 and $761,796 as of December 31, 2024 and January 1, 2024, respectively. The Company had no remaining ERC receivable balance at December 31, 2025.

Inventories

Inventories, consisting predominantly of food, liquor, other beverages and merchandise, are stated at the lower of cost (measured on the first-in, first-out basis) or net realizable value. The Company regularly evaluates its inventory and reserves for obsolete or slow-moving items. Based on management's evaluation of inventory, no allowance for obsolete inventory has been recorded at December 31, 2025 and 2024.

Property and Equipment

Property and equipment are stated at original cost or estimated fair value when acquired as part of a business acquisition. Major improvements are capitalized while expenditures for maintenance, repairs and minor improvements are charged to expense. When assets are retired or otherwise disposed of, the assets and related accumulated depreciation are eliminated from the accounts, and any resulting gain or loss is reflected in operations. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the related assets, which is 5 years for furniture and fixtures, 7 years for machinery and equipment and the lesser of estimated useful life or life of the lease for leasehold improvements.

Intangible Assets

Liquor Licenses

The costs of obtaining non-transferable liquor licenses that are directly issued by local government agencies for nominal fees are expensed as incurred. Annual liquor license renewal fees are expensed over the renewal term. The costs of purchasing transferable liquor licenses are capitalized as intangible assets and are considered to have an indefinite useful life and, accordingly, are not amortized. Liquor licenses are reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable.

Non-Compete Agreement

On April 1, 2022, the Company's subsidiary Death & Co LLC entered into an asset purchase agreement with Columbia Room, LLC, a DC limited liability company. The Company evaluated the acquisition under ASC 805 – *Business Combinations* and determined it was an asset acquisition. The Company primarily acquired a non-compete agreement, existing property and equipment, and a 3-year promissory note. The Company non-compete agreement was originally valued at $492,614 at the acquisition date. During the year ended December 31, 2024, the Company recorded an impairment of the non-compete totaling $164,205. The non-compete was amortized over the 3-year life of the agreement, and has no remaining value at December 31, 2025. The net carrying cost of the non-compete agreement was $47,893 at December 31, 2024. The promissory note was for an original amount of $325,000 and bore interest at 4.5% per annum with monthly repayments of principal and interest of $9,885. The outstanding balance of the note was $94,973 at December 31, 2024. The note was paid in full during the year ended December 31, 2025.

Impairment of Long-Lived Assets

The Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability of the long-lived assets is measured by a comparison of the carrying amount of the asset group to future undiscounted net cash flows expected to be generated by the asset group. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Assets to be disposed of are reportable at the lower of the carrying amount or fair value, less costs to sell. Management determined there was no occurrence of an event or circumstance that could trigger impairment for the years ended December 31, 2025 or 2024.

Investments in Joint Ventures

The Company uses the equity method of accounting for its investments in joint ventures. These investments represents entities that the Company does not control, but where the Company's interest is between 20% and 50% and the Company has an ability to exercise influence over the entity. Under the equity method, investments are carried at cost and increased or decreased by the Company's pro-rata share of earnings or losses. The carrying cost of the investments is also increased or decreased to reflect additional contributions or distributions of capital. Any difference in the book equity and the Company's pro-rata share of the net assets of the investment will be reported as gain or loss at the time of the liquidation of the investment.

Warrants

In connection with certain financing arrangements, the Company has issued warrants to purchase shares of its common stock. The outstanding warrants are standalone instruments that are not puttable or mandatorily redeemable by the holder and are classified as equity awards. The Company measures the fair value of the awards using the Black-Scholes option pricing model as of the measurement date. Warrants are recorded at fair value as expense over the requisite service period or at the date of issuance, if there is not a service period. Warrants granted in connection with ongoing arrangements are more fully described in Note 10, Stockholders' Equity.

Revenue Recognition

The Company applies the following five steps when recognizing revenue in accordance with ASC 606, *Revenue from Contracts with Customers*: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to performance obligations in the contract; and (5) recognize revenue when or as the Company satisfies a performance obligation.

The Company's revenues consist of sales at its bars, consulting and license fees, and merchandise sales. Revenues from bars and merchandise sales are recognized when payment is tendered at the point of sale and are presented net of complimentary discounts and sales taxes. Sales tax collected is included in other accrued expenses until the taxes are remitted to the appropriate taxing authorities.

The Company's consulting services include consulting in connection with the development, branding, staffing, marketing, opening, etc. of bars in a manner consistent with the standards of the Company's branded establishments. The Company also has an agreement in which it is assisting with the development of an educational platform. For these agreements and services, the Company recognizes revenue over time as services are provided in accordance with the agreements. The Company invoices a portion of the fee at the execution of the agreement, resulting in deferred revenue, which represents a contract liability. Deferred revenue as of December 31, 2025 and 2024 was $0 and $531,250, respectively.

The Company's license agreements are executed when a licensee desires to obtain certain rights to use the Company's intellectual property to develop and operate a bar. In return, the Company receives a license fee equal to a specified percent of the licensees' monthly gross sales, as defined, which the Company recognizes on a monthly basis as the licensee sales occur.

A performance obligation is a commitment in a contract with a customer to transfer products or services that are distinct. Determining whether products and services are distinct performance obligations that should be accounted for separately or combined as one unit of accounting may require judgment. For the Company's contracts that include both consulting services and a license fee, the Company has determined these are separate performance obligations and allocates the transaction price to each performance obligation based on the relative standalone selling prices of the services.

The Company recognizes a liability upon the sale of gift cards and recognizes revenue when these gift cards are redeemed. Based on historical redemption patterns, management can reasonably estimate the amount of gift cards for which redemption is remote, which is referred to as "breakage." Breakage is recognized over a three-year period in proportion to historical redemption trends and is classified as revenues in the consolidated statements of operations. Breakage was considered to be immaterial for the years ended December 31, 2025 and 2024.

Advertising

Advertising costs related to the Company's bar operations are expensed as incurred, while advertising costs directly associated with capital raising activities (known as offering costs) are capitalized as a reduction of additional paid-in capital (APIC). Advertising expense for the years ended December 31, 2025 and 2024 was $97,252 and $75,109, respectively.

Offering Costs

Costs associated with the offering of the Company's securities are recorded as a reduction of additional paid-in capital received. Offering costs were as follows for the year ended December 31, 2025:

Accounting & legal fees	$ 35,536
Advertising and marketing	1,652,888
Dealmaker fees	552,139
Filing fees	21,902
Total	$ 2,262,465

New Store Opening Costs

The Company's new store opening costs are generally incurred beginning four to six months prior to a location opening and typically include restaurant employee wages and related expenses, opening inventory, supplies, general and administrative expenses, promotional costs associated with the location opening and rent, including any non-cash rent expense recognized during the construction period. New store opening costs are expensed as incurred. During the year ended December 31, 2024, the Company did not open any new locations. During the year ended December 31, 2025, the Company opened two new locations.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

- Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
- Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, and market- corroborated inputs.
- Level 3 - Unobservable inputs for the asset or liability. In these situations, the Company develops inputs using the best information available in the circumstances. These inputs require significant judgment and estimation from management.

Leases

The Company accounts for leases under ASC 842 – Leases. The company does not apply the recognition requirements for leases with a term of twelve months or less.

The Company determines if an arrangement is a lease, or includes an embedded lease, at inception for each contract or agreement. A contract is or contains an embedded lease if the contract meets all of the below criteria:

(i)   there is an identified asset

(ii)   the Company obtains substantially all of the economic benefits of the asset

(iii)   the Company has the right to direct the use of the asset

The Company's operating lease agreements include office, bar and commercial space. Right of use ("ROU") assets represent the right to use an underlying asset for the lease term and operating lease liabilities represent the obligation to make payments arising from the lease or embedded lease. Operating lease ROU assets and operating lease liabilities are recognized at commencement date based on the present value of the future minimum lease payments over the lease term. As most leases do not provide an implicit rate, the Company uses an incremental borrowing rate that is based on the estimated rate of interest for a collateralized borrowing of a similar asset, using a similar term as the lease payments at the commencement date. Indirect capital costs are capitalized and included in the ROU assets at commencement.

The operating lease ROU assets and operating lease liabilities include any lease payments made, including any variable amounts that are based on an index or rate, and exclude lease incentives. Variability that is not due to an index or rate, such as payments made based on hourly rates, are excluded from the lease liability. Lease terms may include options to extend or terminate the lease.

Renewal option periods are included within the lease term and the associated payments are recognized in the measurement of the operating ROU asset and operating lease liability when they are at our discretion and considered reasonably certain of being exercised. Over the lease term, the Company uses the effective interest rate method to account for the lease liability as lease payments are made and the ROU asset is amortized in a manner that results in straight-line expense recognition. (See Note 15).

Employee Retention Credit

On December 27, 2020, the Consolidated Appropriations Act, 2021 ("CAA") was signed into law in order to provide additional COVID-19 related relief. One factor the CAA affected was the ability for companies to retroactively obtain the employee retention tax credit ("ERC"). During 2020 and 2021, if a company's business was fully or partially suspended by a COVID-19 government order or if gross receipts declined by a defined amount, compared to the same quarter in 2019, the company may be entitled to retroactive benefits.

The Company applied for ERC for an amount of $606,998. The Company accounted for the ERC as a government grant by applying IAS 20, Accounting for Government Grants and Disclosure of Government Assistance. In accordance with IAS 20, government grants are recognized once there is reasonable assurance that the Company will comply with the conditions attached to the grant and that the grant will be received. As the Company believed its gross receipt reduction met the eligibility requirements at the time of applying for ERC, the Company recorded the ERC income and corresponding accounts receivable balance at the time of application. At December 31, 2024, the Company had a remaining ERC receivable of $497,585 in accounts receivable, of which $311,304 related to third quarter 2021 claims. The Company received this balance in full during the year ended December 31, 2025.

The ERC recognized in respect of the third quarter 2021 is subject to an extended statute of limitations for IRS assessment through April 15, 2027 under the applicable tax legislation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses known during the reporting period. Accordingly, actual results may differ from those estimates.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which focuses on the rate reconciliation and income taxes paid. This ASU requires disclosure, on an annual basis, a tabular rate reconciliation using both percentages and currency amounts, broken out into specified categories with certain reconciling items further broken out by nature and jurisdiction to the extent those items exceed a specified threshold. In addition, the ASU requires disclosure of income taxes paid, net of refunds received disaggregated by federal, state/local, and foreign and by jurisdiction if the amount is at least 5% of total income tax payments, net of refunds received. The ASU is effective for public business entities for annual periods beginning after December 15, 2024 and effective for all other business entities one year later. Entities should adopt this guidance on a prospective basis, though retrospective applications is permitted. The Company expects this ASU to only impact the disclosures on the consolidated financial statements with no impacts on the financial condition, results of operations and cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4. **PROPERTY AND EQUIPMENT**

Property and equipment consisted of the following at:

	December 31,	
	2025	**2024**
Leasehold improvements	$ 4,934,106	$ 3,108,078
Machinery and equipment	200,439	77,216
Furniture and fixtures	1,152,630	765,672
	6,287,175	3,950,966
Less: Accumulated depreciation	(1,545,751)	(1,138,136)
	$ 4,741,424	$ 2,812,830

Depreciation expense totaled $407,615 and $369,424 for the years ended December 31, 2025 and 2024, respectively.

5. **INTANGIBLE ASSETS**

Intangible assets consists of the following at:

	December 31,	
	2025	**2024**
Liquor (Beverage) License	$ 187,205	$ 170,645
Non Compete Agreement	328,409	328,409
Trademarks	7,455	7,455
	523,069	506,509
Less: Accumulated amortization	(328,409)	(324,068)
	$ 194,660	$ 182,441

Amortization expense totaled $4,341 and $58,781 for the years ended December 31, 2025 and 2024, respectively.

6. **ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES**

Accrued expenses and other current liabilities consist of the following:

	December 31,	
	2025	**2024**
Accrued Expenses	$ 76,811	$ 68,077
Accrued Interest	122,340	6,725
Accrued Payroll	238,492	209,624
Gift Certificates Outstanding	51,040	38,819
InKind House Account Liability	344,744	239,292
Accrued rent	188,807	-
Sales Tax Payable	229,242	146,825
Tips Payable	74,937	107,807
	$ 1,326,413	$ 817,169

Sales Tax Payable

The Company collects sales tax from its customers, which is remitted to state governmental authorities when due. The Company's policy is to record sales tax collected from customers as a component of accrued expenses and other current liabilities on the consolidated balance sheet and not on the consolidated statement of operations.

inKind Liability

The Company is party to a credit purchase agreement with inKind in which inKind purchases dining credits from the Company for sale to end users through the inKind platform. Under the agreement, inKind generally provides cash equal to approximately 50% of the face amount of the dining credits purchased, and the Company is required to honor the full-face value of those credits when redeemed by customers. The Company accounts for the outstanding dining credits as a contract liability within accrued expenses and other current liabilities in accordance with ASC 606 because the credits represent prepaid rights of customers to receive future food and beverage goods and services. Revenue is recognized when the related dining credits are redeemed and the Company satisfies its performance obligation by providing goods or services to the customer. In connection with the agreement, the Company granted inKind a security interest in substantially all assets of the participating bar locations.

7. **INVESTMENTS IN JOINT VENTURES**

During 2021, the Company, through its subsidiary G&L Hotel Holdings, LLC, acquired a 50% interest in two joint ventures formed as limited liability companies to operate hospitality businesses. The other 50% interest in each joint venture is held by a third-party owner of the hotel in which the Company operates its Denver location. The first joint venture is Midnight Autuer, LLC, which has a nominal impact on the overall consolidated financial statements.

The second joint venture is M/A Capital Ventures, in which the Company has a 41% ownership. During the years ended December 31, 2025 and 2024, the Company contributed an additional $400,000 and $739,636, respectively, and recorded a loss from the investment of $17,199 and $447,189, respectively. The joint venture has nominal assets, other than its investment of approximately $1,500,000 in M/A Capital Ventures – Savannah LLC ("Savannah"). Savannah is the owner of real estate in which a 44-room boutique hotel is located in Savannah, Georgia.

8.   **LOANS PAYABLE**

The Company has various forms of both external and related party debt agreements, comprised of the following at December 31:

	2025	2024
Columbia Room Note Payable	$ -	$ 94,973
Little Giant LLC Note Payable	10,027	20,504
Economic Injury Disaster Loans	300,315	305,621
American Express Loans	116,226	98,100
Lightspeed Capital	236,078	581,185
Kalamata/Black Olive	381,563	292,738
Premier Ventures LLC Note Payable	96,045	248,252
David Kaplan Notes Payable	1,533,326	912,114
William Spurgeon Note Payable	300,000	312,983
William Schlacks Note Payable	64,733	176,518
	3,038,313	3,042,988
Less: current portion of long-term debt	(2,745,439)	(2,429,143)
	$ 292,874	$ 613,845

Aggregate future principal payments of external and related party debt are as follows at December 31, 2025:

Year Ending December 31,	Amount
2026	$ 2,745,439
2027	7,725
2028	8,020
2029	8,326
2030	8,643
Thereafter	260,160
	$ 3,038,313

Note Payable-Little Giant LLC

In December 2021, the Company's now dissolved subsidiary, G&L Maine, LLC, received a loan in the amount of $50,000. After the subsidiary's dissolution, the loan was transferred to the Company. The note matures in December 2026 and bears interest at a rate of 4.5% per annum. The note is payable in monthly installments of $934 and is guaranteed by the Company. As December 31, 2025 and 2024, the Company owed $10,027 and $20,504, respectively, pursuant to this agreement.

Economic Injury Disaster Loans

In 2020, the Company was granted loans from the U.S. Small Business Administration (SBA) in the aggregate amount of $317,500 pursuant to the Economic Injury Disaster Loans (EIDL) Program of the CARES Act. The loans mature 30 years after inception and bear interest at a rate of 3.75% per annum, payable monthly. The loans may be repaid at any time prior to maturity with no prepayment penalties. As of December 31, 2025 and 2024, the Company owed $300,315 and $305,621, respectively, pursuant to this agreement.

American Express

In May 2023, the Company secured a loan from American Express with a 12-month term, providing $115,000 in funding. The loan bore interest at 9% per annum and required monthly repayments of principal and interest of $10,158 until May 2024, the maturity date. The loan was paid off in full during the year ended December 31, 2024.

In December 2023, the Company secured a loan from American Express with a 12-month term, providing $57,000 in funding. The loan bore interest at 9% per annum and required monthly repayments of principal and interest of $5,320 up to June 2024, and then $5,035 until December 2024, the maturity date. The loan was paid off in full during the year ended December 31, 2024.

In September 2024, the Company secured a loan from American Express with a 12-month term, providing $130,800 in funding. The loan bore interest at 9% per annum and required monthly repayments of principal and interest of $12,208 up to February 2025, and then $11,554 until September 2025, the maturity date. As December 31, 2024, the Company's outstanding balance was $98,100. The loan was paid off in full during the year ended December 31, 2025.

In February 2025, the Company secured a loan from American Express with a 12-month term, providing $60,200 in funding. The loan bears interest at 9% per annum and requires monthly repayments of principal and interest of $5,619 up to August 2025, and then $5,318 until February 2026, the maturity date. At December 31, 2025, the Company owed $10,033 pursuant to this agreement.

In July 2025, the Company secured a loan from American Express with a 12-month term, providing $75,300 in funding. The loan bears interest at 9% per annum and requires monthly repayments of principal and interest of $7,028 up to January 2026, and then $6,652 until July 2026, the maturity date. At December 31, 2025, the Company owed $43,925 pursuant to this agreement.

In October 2025, the Company secured a loan from American Express with a 12-month term, providing $72,500 in funding. The loan bears interest at 9.90% per annum and requires monthly repayments of principal and interest of $6,839 up to April 2026, and then $6,440 until October 2026, the maturity date. At December 31, 2025, the Company owed $62,268 pursuant to this agreement.

All American Express loans are secured by substantially all assets of the Company.

Alt Banq Inc.

In September 2023, the Company secured a loan from Alt Banq Inc. with a 15-month term, providing $800,000 in funding. The total amount to be repaid, including principal and interest, was $1,040,000, which was repaid through 64 weekly payments of $16,250. The loan was paid off in full during the year ended December 31, 2024.

Lightspeed Capital

In June 2024, Lightspeed Capital advanced the Company $199,000 under a merchant cash-advance agreement that requires the daily remittance of 8 % of credit- and debit-card sales\until a total of $226,860 (the $199,000 advance plus a fixed $27,860 finance fee) is repaid, At December 31, 2024, the Company's outstanding balance was $155,480. The agreement was repaid in full during the year ended December 31, 2025.

In June 2024, Lightspeed Capital advanced the Company $200,300 under a merchant cash-advance agreement that requires the daily remittance of 8 % of credit- and debit-card sales until a total of $228,342 (the $200,300 advance plus a fixed $28,042 finance fee)is repaid. At December 31, 2024, the Company's outstanding balance was $128,016. The agreement was repaid in full during the year ended December 31, 2025.

In June 2024, Lightspeed Capital advanced the Company $250,000 under a merchant cash-advance agreement that requires the daily remittance of 8 % of credit- and debit-card sales until a total of $285,000 (the $250,000 advance plus a fixed $35,000 finance fee) is repaid. At December 31, 2024, the Company's outstanding balance was $121,858. The agreement was repaid in full during the year ended December 31, 2025.

In June 2024, Lightspeed Capital advanced the Company $212,000 under a merchant cash-advance agreement that requires the daily remittance of 8 % of credit- and debit-card sales until a total of $241,680 (the $212,000 advance plus a fixed $29,680 finance fee) is repaid. At December 31, 2025 and 2024, the Company's outstanding balance is $485 and $175,831, respectively, pursuant to this agreement.

In July 2025, Lightspeed Capital advanced the Company $245,000 under a merchant cash-advance agreement that requires the daily remittance of 11% of credit- and debit-card sales until a total of $269,500 (the $245,000 advance plus a fixed $24,500 finance fee) is repaid, with no prepayment provisions. At December 31, 2025, the Company's outstanding balance is $85,479 pursuant to this agreement.

In August 2025, Lightspeed Capital advanced the Company $146,000 under a merchant cash-advance agreement that requires the daily remittance of 11% of credit- and debit-card sales until a total of $165,214 (the $146,000 advance plus a fixed $19,214 finance fee) is repaid, with no prepayment provisions. At December 31, 2025, the Company's outstanding balance is $67,220 pursuant to this agreement.

In September 2025, Lightspeed Capital advanced the Company $125,000 under a merchant cash-advance agreement that requires the daily remittance of 11% of credit- and debit-card sales until a total of $140,625 (the $125,000 advance plus a fixed $15,625 finance fee) is repaid, with no prepayment provisions. At December 31, 2025, the Company's outstanding balance is $82,894 pursuant to this agreement.

Kalamata / Black Olive

Black Olive Capital advanced $400,000 to the Company on August 29 2024 under a revenue-purchase (merchant-cash-advance) agreement. In exchange, the Company sold Black Olive a fixed $516,000 of future receivables and will remit $7,908 each week (adjusted bi-weekly to equal 2 % of actual revenues) until the full purchased amount is delivered. The receivables sale is secured by a blanket first-priority lien on the Company's present and future assets and is personally guaranteed by the owners. Optional early-settlement schedules allow the obligation to be satisfied for $478,000 if paid within 30 days, rising to $493,000 if paid within 180 days. December 31, 2024, the Company's outstanding balance was $292,738. In October 2025, the Company repaid the outstanding balance in full, and subsequently entered a new agreement on October 22, 2025 in which Black Olive Capital advanced $400,000 in exchange for a fixed $516,000 of future receivables. The Company will remit $7,908 each week (adjusted bi-weekly to equal 2% of actual revenues) until the full purchased amount is delivered. At December 31, 2025, the Company's outstanding balance is $381,563. For both agreements, the receivables sale is secured by a blanket first-priority lien on the company's present and future assets and is personally guaranteed by the owners. Optional early-settlement schedules allow the obligation to be satisfied for $478,000 if paid within 30 days, rising to $493,000 if paid within 180 days.

Note Payable-Premier Ventures LLC:

In December 2023, the Company entered into a promissory note with Premier Ventures LLC for aggregate proceeds of $500,000. Interest shall accrue at an annual rate of 12%, as defined in the agreement. Equal payments of $17,044 of principal and interest shall be due and payable monthly until maturity on June 28, 2026. As of December 31, 2025 and 2024, the outstanding balance is $96,045 and $248,252, respectively.

In connection with the note, the Company granted an aggregate of 100,000 warrants to the lender with an exercise price of $0.01 per share. The initial fair value of the warrants was $61,782, which was recognized as a debt discount and will be amortized to interest expense over the life of the notes. The fair value of the warrants was determined using the Black-Scholes option pricing model with the following inputs: stock price of $0.71 per share, estimated life of 5 years, annualized volatility of 134% and risk-free rate of 3.94%. As of December 31, 2024, the debt discount was fully amortized.

9.   **RELATED PARTY NOTES PAYABLE**

Note Payable-David Kaplan:

In June 2023, the Company entered into a promissory note with David Kaplan and Jenna Gerbino for aggregate proceeds of $120,000. The note's amended maturity date is December 31, 2026, and interest shall accrue at a rate of 12% per annum. At December 31, 2025 and 2024, the Company's outstanding principal balance is $120,000, plus $35,040 and $20,440 in accrued interest, respectively, pursuant to this agreement.

In February 2024, the Company entered into a promissory note with David Kaplan for aggregate proceeds of $750,000. The note's amended maturity date is December 31, 2026 and interest shall accrue at a rate of 6.397% per annum. At December 31, 2025 and 2024, the Company's outstanding principal and accrued interest balance is $841,557 and $792,114, respectively, pursuant to this agreement.

In February 2025, the Company entered into a promissory note with David Kaplan for aggregate proceeds of $200,000. The note's amended maturity date is December 31, 2026and interest shall accrue at a rate of 12% per annum. At December 31, 2025, the Company's outstanding principal balance is $200,000 plus $20,400 in accrued interest pursuant to this agreement.

On January 16, 2025, the Company entered a promissory note with Robert Kaplan and Laurence C. Kaplan for $350,000. The note bears interest at 6.397% per annum, subject to change with the lenders' brokerage rate, and is payable in full (principal and interest) on the amended maturity date of December 31, 2026. The Maturity Date may continue to be extended by three months upon mutual agreement. As December 31, 2025, the Company's outstanding principal and accrued interest balance is $371,769.

Note Payable-William Spurgeon:

In July 2023, the Company entered into a promissory note with William Spurgeon for aggregate proceeds of $300,000. Interest shall accrue at an annual rate of 9%, compounding annually. Principal and all accrued interest shall originally become due and payable in one lump sum on the amended maturity date of December 31, 2026. At December 31, 2025, the Company's outstanding principal balance is $300,000 plus $66,900 in accrued interest pursuant to the agreement. At December 31, 2024, the outstanding balance was $312,983.

William Schlacks

On September 26, 2024, the Company borrowed $300,000 from William Schlacks under a 12% annual-interest loan to be repaid in 21 equal monthly installments of approximately $15,888.

In connection with the note, the Company granted an aggregate of 100,000 warrants to the lender with an exercise price of $1.202 per share. The initial fair value of the warrants was $98,698, which was recognized as a debt discount and will be amortized to interest expense over the life of the note. The fair value of the warrants was determined using the Black-Scholes option pricing model with the following inputs: stock price of $1.81044 per share, estimated life of 3 years, annualized volatility of 134% and risk-free rate of 3.49%.

As of December 31, 2025 and 2024, the outstanding balance, net of unamortized discount, is $64,733 and $176,518, respectively.

10.   STOCKHOLDERS' EQUITY

Authorized and outstanding stock consist of the following:

	December 31, 2025		December 31, 2024	
	Authorized	Outstanding	Authorized	Outstanding
Series A preferred	3,061,653	3,061,653	3,061,653	3,061,653
Series B preferred	6,847,022	6,847,022	6,847,022	6,847,022
Series C-1 preferred	6,628,221	4,724,035	6,628,221	1,636,647
Series C-2 preferred	754,095	754,095	754,095	754,095
Common Class A	34,345,667	9,999,999	34,345,667	9,999,999
Common Class B	3,025,000	3,025,000	3,025,000	3,025,000
Common Class C	1,068,220	1,068,220	1,068,220	1,068,220
	55,729,878	29,480,024	55,729,878	26,392,636

During the year ended December 31, 2024, the Company issued 1,636,647 shares of Series C-1 preferred stock. Of these, 36,563 shares were issued upon conversion of a convertible note, and the remaining 1,600,084 shares were issued for net proceeds of $1,772,771.

During the year ended December 31, 2024, the Company issued 754,095 shares of Series C-2 preferred stock upon conversion of a convertible note.

During the year ended December 31, 2025, the Company issued 3,087,388 shares of Series C-1 preferred stock for net proceeds of $4,372,257.

Voting Agreement and Investors' Rights Agreement

As of December 31, 2025 and December 31, 2024, the Company's stockholders are governed by a Voting Agreement and an Investors' Rights Agreement. Prior to conversion to a corporation, the LLC's unit holders were governed by the LLC agreement which contained provisions similar to the current agreements. Key provisions of the Voting Agreement and Investors' Rights Agreement are as follows:

Board of Directors

The Company is managed by a Board of Directors (the Board) consisting of five individuals. The Company's Chief Executive Officer is designated as a board member. Three and two board members are elected by the holders of the Company's common and preferred stock, respectively.

Conversion Rights

Preferred shares are convertible into common shares at the option of the stockholder at any time prior to the closing of a liquidation event. As of December 31, 2023, each share of preferred stock is convertible into one share of common stock. The conversion rate is subject to adjustment for stock splits, stock dividends, or other events.

In addition, each share of preferred stock will automatically convert into common stock immediately prior to the closing of a firm commitment underwritten public offering, or at the election of the majority of holders of the preferred shares voting as a single class on an as-converted basis. Preferred shares convert into the same number of shares of common stock regardless of whether converted voluntarily or automatically.

Liquidation Rights

In the event of a liquidation, deemed liquidation or dissolution of the Company, all holders of preferred shares will be entitled to a liquidation preference that is senior to holders of the common shares, and which will be calculated as the greater of the original price paid plus any declared but unpaid dividends, or the amount payable had all preferred shares been converted to common shares. Holders of common shares will be entitled

to share ratably in the net assets legally available for distribution to stockholders after the payment of any liquidation preference granted to the holders of preferred shares. Liquidation preferences are as follows:

Series A: $2,691,499 as of both December 31, 2025 and 2024
Series B: $6,225,997 as of both December 31, 2025 and 2024
Series C-1: $8,552,582 and $2,963,051 as of December 31, 2025 and 2024, respectively
Series C-2: $1,133,103 as of both December 31, 2025 and 2024

Approved sale

In the event of an offer from a third party to purchase not less than 50% of the outstanding voting power of the Company, such an offer would have to be approved by the Board and a majority interest of the common and preferred stockholders, each voting as separate classes.

"Drag-along" rights

In the event of an approved sale or a deemed liquidation event, all stockholders would be required to sell a proportionate number of their shares on the same terms and conditions applicable to all other units subject to purchase.

Right of First Offer

If the Company proposes to offer or sell any new securities, the company must first offer such new securities to certain stockholders designated as major investors.

Rights of First Refusal

The Company has the right of first refusal to buy any shares offered by certain stockholders designated as key stockholders. For any portion not purchased by the Company, the stockholders designated as major investors shall have a right a first refusal to purchase those shares.

Warrants

The following is a summary of warrants for the years ended December 31, 2025 and 2024:

	Warrants	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)
Outstanding at December 31, 2023	100,000	$ 0.01	5.00
Granted	100,000	1.20	3.00
Forfeited	-	-	-
Outstanding at December 31, 2024	200,000	$ 0.61	3.38
Granted	-	-	-
Forfeited	-	-	-
Outstanding at December 31, 2025	200,000	$ 0.61	2.38
Vested and expected to vest at December 31, 2025	200,000	$ 0.61	2.38
Exercisable at December 31, 2025	200,000	$ 0.61	2.38

In connection with the Premiere Ventures LLC notes (see Note 8), the Company issued 100,000 warrants to purchase Class A common stock. The warrants have an exercise price of $0.01 per share, are immediately exercisable and have a term of 5 years. The fair value of the warrants was $61,782, which was recognized as a debt discount and will be amortized to interest expense over the life of the notes.

As of December 31, 2025, all outstanding warrants were fully vested and there was no remaining unrecorded compensation expense.

Stock-based compensation

The Board is authorized to grant profits interest shares to individuals in exchange for services performed or to be performed for the Company. The total number of shares available for issuance under the plan is 4,788,202. Such shares are intended to be profits interests, as defined by the Internal Revenue Code, and are subject to terms and conditions set forth in each share grant agreement. The grants are subject to a vesting schedule as specified in each grant agreement. No shares were granted and the Company has no unrecognized stock compensation related to unvested stock awards during the years ended ended December 31, 2025 and 2024.

11.   **RELATED PARTY TRANSACTIONS**

As of December 31, 2025, accounts payable includes a total of $45,727 due to The Ramble Hotel, which is the location in which the Death & Co Denver company operates. This includes: $13,013 for repairs, maintenance, utilities and other recurring shared expenses, $16,892 for December sales percentage rent, $15,822 for December event commission rent. As of December 31, 2024, accounts payable were $74,626. This includes: $13,564 for repairs, maintenance, utilities and other recurring shared expenses, $31,478 for November and December sales percentage rent, $29,584 for November and December event commission rent.

As of December 31, 2025, accounts receivable includes a total of $146,210 due from The Ramble Hotel. This includes: $29,541 for guest room charges and $116,669 for December 2025 events. As of December 31,

2024, accounts receivable was $181,072. This includes: $28,886 for guest room charges and $152,186 for December 2024 events.

The Company engaged Jenna Kaplan, the spouse of the CEO, to provide consulting services. Total expenses incurred for these services amounted to $81,600 and $72,000 during the years ended December 31, 2025 and 2024, respectively.

The Company has multiple loan agreements with related parties, which are described in Note 9.

12. **SEGMENT INFORMATION**

The Company's operating segments consist of six bar operations: Death & Co. East Village, LLC, Death & Co. Denver, LLC, Death & Co. Los Angeles, LLC, Death & Co DC LLC, Close Company Nashville LLC, Little Co Atlanta LLC, consulting and management services (Proprietors, LLC), and merchandise sales. The operations of Gin & Luck Hotel Holdings have consisted of investments in joint ventures. Death & Co. Proprietors, LLC has no revenue, expenses, assets or liabilities as of December 31, 2025 and 2024.

Segment information for revenue is presented below:

	2025	2024
Revenues:		
Bar and restaurant operations (point in time)	$ 13,782,296	$ 12,586,834
Merchandise sales (point in time)	707,581	829,183
Consulting and management services (over time)	910,074	174,203
	$ 15,399,951	$ 13,590,220

13. **EARNINGS PER SHARE**

Earnings per share is computed by dividing net income (loss) available to common shareholders by the number of shares of common stock outstanding as of the end of the reporting period. As of December 31, 2025 and 2024, there are no differences between basic and diluted earnings per share.

The following table sets forth the calculation of basic and diluted earnings per share as of December 31, 2025 and 2024:

	Shares	Exchange Ratio	December 31,	
			2025	2024
Series A convertible preferred stock	3,061,653	1	3,061,653	3,061,653
Series B convertible preferred stock	6,847,022	1	6,847,022	6,847,022
Series C-1 convertible preferred stock	4,724,035	1	4,724,035	1,636,647
Series C-2 convertible preferred stock	754,095	1	754,095	754,095
Warrants			200,000	200,000
Total potentially dilutive shares			15,586,805	12,499,417

	Year Ended December 31,	
	2025	2024
Numerator:		
Net loss	$ (4,146,232)	$ (3,368,524)
Denominator:		
Weighted average common shares outstanding - basic & diluted	14,093,219	14,093,219
Net loss per share - basic & diluted	$ (0.29)	$ (0.24)

.

14.   INCOME TAXES

The Company accounts for income taxes using FASB ASC 740, *Income Taxes* ("FASB ASC 740"). Under FASB ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under FASB ASC 740, the effect on the deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company evaluates uncertainty in income tax positions taken or expected to be taken on a tax return based on a more-likely-than-not recognition standard. If that threshold is met, the tax position is then measured at the largest amount that is greater than 50% likely of being realized upon ultimate settlement and is recognized in the Company's financial statements. To the extent that the Company's estimates change or the final tax outcome of these matters is different than the amounts that have been recorded, such differences will impact the income tax provision when such determinations are made. If applicable, the Company records interest and penalties as a component of income tax expense. As of December 31, 2025 and 2024, there were no accruals for uncertain tax positions. Tax years from January 1, 2022 through the current year remain open for examination by federal and state tax authorities.

Significant components of the Company's deferred tax assets and liabilities as of December 31 are as follows:

	2025	2024
Intangible assets	$ 156,589	$ 163,067
ASC 842 leases, net	541,427	124,671
Deferred revenue	-	140,155
Gift cards	13,465	10,241
Federal NOL carryforward	2,390,479	1,327,658
State NOL carryforward	424,004	206,083
Depreciation	(947,573)	(377,591)
Valuation allowance	(2,578,391)	(1,594,284)
Net non-current deferred tax asset	$ -	$ -

Net Operating Loss Carryforwards.

As of December 31, 2025 and 2024, the Company has federal NOL carryforwards of approximately $11,300,000 and $6,300,000, respectively. All NOLs were generated after the Company's C-corporation conversion on October 8, 2020 and are therefore post-Tax Cuts and Jobs Act (TCJA) NOLs, which carry forward indefinitely but are limited to 80% of taxable income in any given year. The Company has not utilized any NOL carryforwards to date due to ongoing taxable losses.

Valuation Allowance.

In assessing the reliability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. After consideration of all evidence, both positive and negative, management has determined that it is not more likely than not the Company will realize the benefits of the deferred tax assets and therefore a full valuation allowance has been recorded. The valuation allowance changed by approximately $980,000 and $300,000 during the years ended December 31, 2025 and 2024, respectively.

Income Taxes Paid

The Company paid nominal state and local income taxes during the years ended December 31, 2025 and 2024.

15.   **COMMITMENTS AND CONTINGENCIES**

Operating Leases

The Company is obligated under non-cancelable operating lease agreements for bar locations.

Death & Co. East Village, LLC

The Company is obligated under a non-cancelable lease agreement for commercial space in New York. The lease requires fixed monthly payments, which escalate every 12 months as defined in the agreement. The lease expires in September 2027.

Death & Co. Denver, LLC

The Company is obligated under a non-cancelable lease agreement for commercial space in Denver, Colorado. The lease requires fixed monthly payments, which escalate every 12 months as defined in the agreement. The lease expires in April 2028 and includes two options to renew for terms of five years each. The Company anticipates renewing the lease for the first option of five years, in which the expiration date will become April 2033.

The Company has an agreement with the hotel in which it operates, under which the hotel subsidizes certain labor expenses related to morning kitchen service staff. The hotel also oversees event scheduling for which the company provides food, beverages and labor.

Death & Co. LA, LLC

The Company is obligated under a non-cancelable lease agreement for commercial space in Los Angeles, California. The lease requires fixed monthly payments, which escalate every 12 months as defined in the agreement, with a starting monthly base rent of $10,325. The lease expires in May 2034 and includes two options to renew for terms of five years each.

Death & Co. DC, LLC

The Company is obligated under a non-cancelable lease agreement for commercial space in Washington, D.C. The lease requires fixed monthly payments, which escalate every 12 months as defined in the agreement. The lease expires in June 2032 and includes options to renew one additional terms of five years.

Little Co Atlanta, LLC

The Company is obligated under a non-cancelable lease agreement for commercial space in Atlanta, Georgia. The lease commenced in October 2025. The lease requires minimum fixed payments, which escalate every 12 months as defined in the agreement. The lease expires in October 2040.

Close Company Nashville, LLC

The Company is obligated under a non-cancelable lease agreement for commercial space in Nashville, Tennessee. The lease commenced in May 2025, with a rent-free period through November 2025. The lease requires fixed monthly payments, which escalate every 12 months as defined in the agreement. The lease expires in November 2035.

Supplemental balance sheet and cash flow information related to leases are as follows:

| | December 31, | |
	2025	2024
Operating leases		
Assets		
Right of use asset	$ 5,106,411	$ 3,853,076
Liabilities		
Current portion of right of use liability	$ 679,576	$ 674,152
Right of use liability	6,290,267	3,651,479
Total operating lease liabilities	$ 6,969,843	$ 4,325,631
Weighted average remaining lease term (years)	9.09	7.73
Weighted average discount rate	1.64%	1.46%

| | Year Ended December 31, | |
	2025	2024
Cash payments on lease liabilities	$ 529,193	$ 479,859
Right-of-use assets obtained in exchange for operating lease obligations	2,677,778	-

As of December 31, 2025, future minimum lease payments under the Company's non-cancelable operating leases are estimated to be as follows:

Year Ended December 31,	Operating Leases
2026	$ 790,648
2027	816,958
2028	785,960
2029	802,860
2030	820,219
Thereafter	3,578,894
Total lease payments	7,595,539
Less imputed interest	(625,696)
Present value of lease liabilities	$ 6,969,843

<u>Legal Matters</u>

The Company is a party to various claims, complaints, and other legal actions that have arisen from time to time in the ordinary course of business. The Company believes that the outcome of such pending legal proceedings will not have a material adverse effect on the Company's consolidated financial condition, results of operations, or cash flows.

16.   **SUBSEQUENT EVENTS**

The Company has evaluated subsequent events that have occurred through April 28, 2026, the date on which the consolidated financial statements were available to be issued. Except as noted below, management is not aware of any significant events that occurred subsequent to the balance sheet date but prior to the issuance of this report that would have a material impact on the consolidated financial statements.

In March 2026, the four outstanding David Kaplan notes detailed in Note 9 were terminated and considered fully satisfied in exchange for four convertible promissory notes. After two years from the date of the notes, David Kaplan can demand full repayment of all unpaid principal and interest if the balances have not already been converted to equity. The notes have conversion features, as defined in the agreements.